Real Life



Financial Solutions℠



Annual Report 2001



HARLEYSVILLE NATIONAL CORPORATION


ASSETS
2.21
1.94
1.54
1.22
1996 1998 2000 2001
Scale in Billions
LOANS
1.32
1.21
0.96
0.79
1996 1998 2000 2001
Scale in Billions
DEPOSITS
1.75
1.49
1.21
1.01
1996 1998 2000 2001
Scale in Billions

CONTENTS

1 ..... Financial Ratios and Summary of Key Information

2 ..... Letter to Shareholders

6 ..... Consolidated Financial Statements

21 ..... Report of Independent Certified Public Accountants

22 ..... Management's Discussion and Analysis of Financial Condition and Results of Operations

32 ..... Corporate Directory

33 ..... Map of Service Area

SHAREHOLDERS' EQUITY



123
150
174
189
1996 1998 2000 2001
Scale in Millions

NET INCOME



16.5
20.8
25.6
28.8
1996 1998 2000 2001
Scale in Millions

CASH DIVIDENDS



0.36
0.45
0.57
0.65
1996 1998 2000 2001
Per Share

BASIC EARNINGS



0.90
1.12
1.38
1.57
1996 1998 2000 2001
Per Share

FINANCIAL RATIOS AND SUMMARY OF KEY INFORMATION

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

(Dollars in thousands, except per share data and average shares outstanding)	Year Ended December 31, 2001	2000	1999
Per Share Information			
Basic*	**$ 1.57**	$ 1.38	$ 1.25
Diluted*	**1.54**	1.38	1.25
Cash dividends paid*	**0.65**	0.57	0.51
Book value (at year-end)	**10.20**	9.38	8.30
Market Value			
Bid price of common stock (high)*	**$ 26.69**	17.35	18.14
Bid price of common stock (low)*	**16.94**	11.31	15.00
Average basic shares outstanding*	**18,305,956**	18,537,362	18,546,794
Average Balance Sheet			
Loans	**$ 1,264,750**	$ 1,166,684	$ 1,031,055
Earning assets	**1,944,961**	1,739,068	1,566,194
Total assets	**2,058,738**	1,843,525	1,639,041
Deposits	**1,599,515**	1,436,781	1,267,936
Interest-bearing liabilities and deposits	**1,825,762**	1,655,592	1,462,823
Shareholders' equity	**182,178**	154,547	148,636
Selected Operating Ratios			
Return on average assets	**1.40 %**	1.39 %	1.42 %
Return on average shareholders' equity	**15.82 %**	16.57 %	15.63 %
Leverage (assets divided by shareholders' equity)	**11.67**	11.15	12.05
Average shareholders' equity as a percentage of:			
Average loans	**14.40 %**	13.25%	14.42 %
Average deposits	**11.39**	10.76	11.72
Average assets	**8.85**	8.38	9.07
Average earning assets	**9.37**	8.89	9.49
Dividend payout ratio	**41.27**	40.74	40.34
Average total loans as a percentage of average deposits and borrowed funds	**69.27**	70.47	70.48
Net interest margin on average earning assets:			
Interest income**	**7.43 %**	7.92 %	7.65 %
Interest expense	**(3.34)**	(3.78)	(3.23)
Net interest margin**	**4.09**	4.14	4.42
Noninterest margin	**(1.69)**	(1.87)	(2.01)

*Adjusted for 100% stock dividend effective 8/10/01 and 5% stock dividends effective 11/9/00 and 9/30/99. **Tax-Equivalent Basis

DEAR SHAREHOLDERS, CUSTOMERS, AND FRIENDS:

With the economy in recession and the markets in turmoil during 2001, Harleysville National Corporation (HNC) and its banks continued to distinguish themselves with a stellar performance.







Walter E. Daller, Jr.
President and Chief Executive Officer

- Total assets passed the $2 billion mark for the first time in HNC history.
- HNC rewarded its shareholders with a 2-for-1 stock split of its Common Stock, effected in the form of a 100% stock dividend.
- A special cash dividend of $.03 per share was announced to Harleysville National Corporation shareholders on November 8th, in addition to increased cash dividends throughout the year.
- The *ABA Banking Journal* recognized Harleysville National Corporation as one of the top 100 bank holding companies (with assets over $1 billion) based on HNC's 2000 Return On Equity (ROE) performance of 16.57%.
- In the second quarter of 2001, Harleysville National Corporation was listed among the 300 best-performing publicly-traded banking companies, based on return on average assets as listed by the *American Banker*.
- Harleysville National Corporation was featured again, for the eleventh year, in *America's Finest Companies*. In 2001, HNC made the prestigious "Super 50 Team" list. Out of more than 19,000 publicly-traded companies, only 25 achieved the remarkable combined total of at least 50 consecutive years of higher earnings and dividends per share. HNC had an outstanding 25 consecutive years of higher earnings per share and 26 consecutive years of higher dividends – as of this writing, it is now 26 and 27! Mr. Staton wrote, "Qualifying to be on the Super 50 Team is a mammoth achievement since just a microscopic one-tenth of 1% of all public U.S.-based companies make it." In addition to the Super 50 Team, HNC was recognized as one of *"America's Smartest Companies"* and as one of the *"Earnings All-Stars."* *America's Finest Companies* is published by Bill Staton, CFA and Chairman of Staton Financial Advisors LLC.

HNC Repeats its Strong Performance

26 Years of Record Earnings

Net income for 2001 was $28,820,000, an increase of 12.6% over the $25,604,000 earned in 2000, and a new earnings record. Diluted earnings per share of $1.54 in 2001 increased 11.6% from $1.38 in 2000. Basic earnings per share in 2001 were $1.57 compared to $1.38 in 2000. Fourth quarter diluted earnings per share of $.40 increased from $.35 in the fourth quarter of 2000, a 14.3% rise. Basic earnings per share were $.41, up 17.1% from $.35 in the comparable period in 2000.

In addition to an increased regular cash dividend, a $.03 special cash dividend was paid in December. Cash dividends for 2001 totaled $.65 per share, a 14.0% increase from the $.57 per share paid in 2000. Graphs on page one illustrate our history of dividend and earnings increases.

Our Return On Equity (ROE) for 2001 was 15.82%, compared to 16.57% in 2000. The ratio of overhead expense to average assets of 2.67% as of December 31, 2001, was up slightly from 2.42% at December 31, 2000. The 2001 ratio was well below our peer ratio of 2.98% at September 30, 2001. Among the most critical from a shareholder's perspective, these ratios continue to place us near the top of our class.

Stock Performance and Split

HNC's common stock closed at $23.55 at year-end 2001, up 35.8% over last year's closing price of $17.34 (adjusted for our 2-for-1 split.) Our 2-for-1 stock split was paid on August 10, 2001, and effectively halved the market price of our stock at the time from $45.11 to $22.56. In the very volatile equity markets of 2001, we were most pleased with this appreciation and believe it speaks to the quality service our people provide, the consistent financial performance our banks deliver, and the high level of investor confidence in our company.

As I reported in my letter last year, our Board of Directors approved a stock repurchase program in December, 2000. As of December 31, 2001, HNC repurchased 287,440 shares, nearly one-third of the targeted amount. Our Board recently approved continuance of this program.

Growing Fee Income

One of our strategic initiatives over the past several years has been to increase fee income as a percentage of total revenue throughout our company. We have had some success in different areas of operations, particularly with a new overdraft service we provide to retail customers called Bounce Protection®.

A significant part of our fee income comes from our Investment Management and Trust Division, and we see this area as a critical part of our future efforts, as well, to increase fee income. This division posted a 10.8% growth in asset management and trust revenues. When added to increased revenues from our new retail investment group, which sells mutual funds and annuities, total revenues were up 25.9% over the previous year. These solid gains were achieved as performance in the investment community was challenged by the decline in the equity markets.

New business efforts for this department were helped by the quality and competence of our staff, several of whom completed the Chartered Financial Analyst (CFA) program, the Certified Financial Planner (CFP) program, and the Pennsylvania Bankers Association Trust School.

A Weaker Economy with Falling Interest Rates

In the spring of last year, the U.S. economy went into recession, prompting the Federal Reserve to lower interest rates 11 times, for a total reduction of 475 basis points, or 4.75%. Lower interest rates, of course, are a double-edged sword – helping some and hurting others. Both consumer


10-YEAR STOCK PRICE
23.55
17.69
17.34
11.52
10.47
7.44
1992 1994 1996 1998 2000 2001
Year-end Per Share Price

and commercial borrowers benefitted, while depositors, particularly seniors and others who rely on interest from savings, were hurt.

The lower rates encouraged many consumers to refinance their mortgages and home equity loans, saving thousands of dollars in interest costs. This "refinance boom" contributed to our banks' bottom lines. Longer term, lower rates will certainly act as stimulus for borrowers and capital expenditures and therefore help our sagging economy.

Even as we watched our retail customers reducing their monthly cash outlay through refinancing, we saw an additional level of consumer concern after the September 11th acts of terrorism. Consumers became less confident – retail spending slowed. The importance of the consumer segment, and their reaction to the horrific events of 2001 and the recession cannot be overstated. Many would argue that it was the consumer that drove our decade-long expansion of the 90's, and many still believe the level of consumer confidence will help determine when we pull out of the recession we are currently in.

While we have seen strength last year and early this year in key sectors such as auto sales and home building, there are many areas of weakness such as tourism, airline travel, and particularly the industrial and manufacturing sectors. Our banking industry has seen weaker demand from commercial borrowers, due in part to tighter lending standards because of a softer economy. Many economists and analysts remain unsure as to when we will see the bottom of this economic slowdown, or how long it will take to pull out of it. The consensus seems to be that recovery will likely begin in the second half of the year, but the rate of recovery may not be as fast as many would like.

One result of the recession and stock market correction has been a strong flow of deposits into banks. Investors have a newfound respect for keeping a balanced and more conservative portfolio in light of the stock market's woes of the recent past. Additionally, as a result of the historic tax relief legislation passed last year, some $50 billion in expanded tax preferred savings incentives will be unleashed beginning January 2, 2002, enabling households to deposit more dollars into our bank products – such as IRAs, 401(k)s and education savings accounts.

Loan Quality Remains Healthy

Our commercial and industrial, and commercial real estate portfolio continued its strong growth last year. This was made possible by the diversified, expanding service area of Montgomery and neighboring counties and the diligent efforts of our fine staff. Growth in our retail loan portfolios slowed in 2001 as consumer confidence and spending waned in the wake of the tragic September 11th attack and ongoing recession.

Asset quality throughout HNC, while still strong, was not entirely immune to the economic slowdown, however. The ratio of the allowance for loan losses to nonperforming assets of 223.4% at December 31, 2001, decreased from the 268.3% last year. Nonperforming assets as a percentage of total loans and net assets acquired in foreclosure at December 31, 2001, also increased a bit to .53% from .47% at December 31, 2000. Despite the slight regression, our allowance for loan losses is well positioned to protect shareholders' equity against inherent credit risk.

Electronic Banking

In our ongoing efforts to meet the needs of our customers, we updated the web sites for each of our banks. We went beyond the norm of adding colorful graphics and easy navigation, and focused on giving customers more secure and faster online access. Customers can now open accounts online, fill out an easy-to-use redesigned loan application, contact a customer service representative with a click of the mouse and perform a number of financial calculations using enhanced calculators. Please see for yourself by logging onto *www.harleysvillebank.com*, *www.citizensnat.com* or *www.securitynat.com*.

The corporate web site was also upgraded, with comprehensive investor relations information including dividend history and earnings per share information, trend and peer group analysis, merger and acquisition data, a listing of the company's market makers, and 10K and 10Q report filings. Users can request information online, receive e-mail alerts when press releases are issued, or just browse and click to other related bank and financial sites. There's even a feature which allows for the HNC stock closing price to be e-mailed to users nightly. To access the site, go to *www.hncbank.com* or click the investor link on any of the bank sites.

A recent Federal Reserve study of the payments system indicates the growth of paper checks is slowing and consumers are using an ever-increasing percentage of "electronic" payment methods. These would include debit and credit cards, the Internet, ATMs and ACH (Direct Deposit). Electronic transactions grew six-fold since 1979 – from 5 billion to 30 billion transactions annually. We see this as an evolving and important trend. We will maintain a balance of service and delivery platforms within our banks, based on what our customers want and need.

In addition to growing consumer acceptance, we see electronic services as an opportunity to differentiate ourselves among our peers with our commercial accounts and prospects – providing unique services to help our businesses grow while at the same time containing processing costs.

Senior Management Promotions

A primary reason for our good performance is the quality staff we are fortunate to have. We were pleased to announce senior level promotions in 2001. Deb Takes was named Chief Executive Officer of Harleysville National Bank and Trust Company. One of the few females to hold the title of CEO of a $1.5 billion dollar bank, Deb continues in her role as President of HNB, which she has held since 1999. Deb is responsible for our lead bank's 23-branch delivery system as well as lending and other corporate services functions.

Mikkalya W. Murray was appointed Executive Vice President and Chief Credit Officer. Mikki is responsible for all aspects of loan administration and credit policy at HNC and its subsidiary banks, including loan policy, loan review, central documentation and loan operations. She also chairs several loan committees at our banks and holding company.

Gregg Wagner was appointed Executive Vice President and Chief Financial Officer. Gregg, who is a CPA, was previously Senior Vice President of Finance. He chairs our ALCO committee, and, in his new capacity, Gregg will direct the development and maintenance of financial plans and policies to meet the corporation's strategic goals. Both Gregg and Mikki serve on the HNC Strategic Planning and Senior Management Committees.

It is always a pleasure to recognize our loyal employees, especially through promotion. Finally, you might be interested in knowing that I was recently elected a director of the Federal Reserve Bank of Philadelphia and will serve a three-year term beginning January 1, 2002. Part of the responsibilities include providing Fed officials with "grass roots" information on economic and financial conditions of area businesses, as well as input on interest rates. I am pleased and honored to be able to represent Harleysville National Corporation and all of the banks in the Third Federal Reserve District.

Our Commitment to the Community

In December, Harleysville National Bank opened its sixth Bucks County branch in Souderton, PA. This newly-constructed office on Route 113 offers a complete line of banking services for area retail and business customers. Customer feedback has been very positive as we have had many requests for a Souderton location for several years.

Each of our banks was founded to serve the citizens and businesses of our communities. Harleysville National Bank and Trust Company, Security National Bank and Citizens National Bank care deeply about our customers and we support activities that will make our communities better places to live. We participate in local activities such as D.A.R.E. (Drug Abuse Resistance Education) and many other charities such as Easter Seals, Relay for Life, March of Dimes and United Way. We have sponsored coat drives, food drives, and toy drives; held customer appreciation days and participated in walk-a-thons to support various causes. We celebrated the completion of the new Lower Salford Township building in Harleysville with the purchase of a "Town Clock" – an effort where we "partnered" with our great insurance company neighbor, the Harleysville Insurance Group.

Our banks provide the "Banking Is" money management skills program to area schools, the "Books for Bucks" reading program, and the B.E.A.R. Club program which rewards children for earning excellent grades. HNB's yearly Santa Day event, where we collect toys for needy children in the area, was more popular than ever in 2001, with over 300 children attending. Our Kids Banking program has in excess of 23,000 members. Providing real life financial solutions to our communities goes beyond providing just banking services. We are in the "people" business every bit as much!

Growing for Tomorrow and Beyond

Our close ties with the neighbors and businesses of our communities help us grow. Harleysville National Corporation surpassed the $2 billion mark in assets in 2001, increasing its asset size by 14.1% over the last year. With the addition of the Harleysville National Bank Souderton location, the total number of HNC branch offices has grown to 39. We look forward to a positive turn in the economy later this year to help sustain our growth and the economic viability of our communities. With the dedication of our valued employees and the support of our loyal shareholders and customers, I'm sure we can meet our goals for the year ahead.

Of course, providing financial rewards for shareholders is always at the top of our list. As always, we deeply appreciate your support of Harleysville National Corporation. Our mission is to serve individuals and businesses with a more personalized banking experience by providing ***Real Life Financial Solutions***℠. If you haven't already done so, give us a try. We've included a postpaid information card with this report. . . we're sure you'll remain one of our satisfied customers for years to come.

Sincerely,

Walter E. Daller, Jr.
President and Chief Executive Officer

CONSOLIDATED BALANCE SHEETS

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

(Dollars in thousands)

Assets	December 31 2001	2000
Cash and due from banks	$ 62,974	$ 52,018
Federal funds sold	12,500	—
Interest-bearing deposits in banks	7,150	3,507
Total cash and cash equivalents	82,624	55,525
Investment securities available for sale	706,371	570,619
Investment securities held to maturity (fair value $26,782 and $31,601 respectively)	26,099	30,841
Loans	1,313,934	1,209,605
Less: Deferred costs, net	2,675	2,450
Allowance for loan losses	(15,558)	(15,210)
Net loans	1,301,051	1,196,845
Bank premises and equipment, net	21,439	21,870
Accrued interest receivable	11,907	12,391
Net assets in foreclosure	609	288
Intangible assets, net	1,360	1,697
Bank-owned life insurance	45,942	37,471
Other assets	11,569	7,666
Total assets	$ 2,208,971	$ 1,935,213
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest-bearing	$ 254,638	$ 227,446
Interest-bearing:		
Checking accounts	169,156	163,807
Money market accounts	419,890	333,622
Savings	179,284	161,233
Time, under $100,000	489,345	430,074
Time, $100,000 or greater	234,549	172,868
Total deposits	1,746,862	1,489,050
Accrued interest payable	27,114	22,346
U.S. Treasury demand notes	2,677	2,055
Federal funds purchased	—	44,500
Federal Home Loan Bank (FHLB) borrowings	127,750	110,750
Securities sold under agreements to repurchase	80,393	74,083
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	5,000	—
Other liabilities	29,826	18,893
Total liabilities	2,019,622	1,761,677
Shareholders' equity:		
Series preferred stock, par value $1 per share; authorized 3,000,000 shares, none issued	—	—
Common stock, par value $1 per share; authorized 30,000,000 shares; issued and outstanding 18,570,971 shares in 2001 and 9,253,762 shares in 2000	18,571	9,254
Additional paid in capital	71,419	79,869
Retained earnings	100,171	83,244
Treasury stock, at cost: 287,440 shares in 2001 and 8,500 shares in 2000	(5,346)	(253)
Accumulated other comprehensive income	4,534	1,422
Total shareholders' equity	189,349	173,536
Total liabilities and shareholders' equity	$ 2,208,971	$ 1,935,213

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

(Dollars in thousands except weighted average number of common shares and per share information)	*Year Ended December 31*		
	2001	2000	1999
Interest Income			
Loans, including fees	$ 90,294	$ 87,131	$ 76,350
Lease financing	9,717	9,013	6,960
Investment securities:			
Taxable	27,376	24,205	19,485
Exempt from federal taxes	10,478	10,870	10,570
Federal funds sold	511	219	552
Deposits in banks	303	373	250
Total interest income	138,679	131,811	114,167
Interest Expense			
Savings deposits	17,258	18,337	14,272
Time, under $100,000	26,111	23,465	20,695
Time, $100,000 or greater	11,105	11,282	6,017
Borrowed funds	10,463	12,690	9,665
Total interest expense	64,937	65,774	50,649
Net interest income	73,742	66,037	63,518
Provision for loan losses	3,930	2,312	2,153
Net interest income after provision for loan losses	69,812	63,725	61,365
Other Operating Income			
Service charges	5,470	3,832	3,771
Security gains, net	4,629	52	495
Trust income	3,300	2,977	2,643
Bank-owned life insurance income	2,472	1,944	526
Other income	6,354	3,401	3,100
Total other operating income	22,225	12,206	10,535
Net interest income after provision for loan losses and other operating income	92,037	75,931	71,900
Other Operating Expenses			
Salaries, wages and employee benefits	26,668	23,745	22,271
Occupancy	3,294	2,927	2,684
Furniture and equipment	5,244	5,134	4,774
Other expenses	19,837	12,871	12,247
Total other operating expenses	55,043	44,677	41,976
Income before income tax expense	36,994	31,254	29,924
Income tax expense	8,174	5,650	6,686
Net income	$ 28,820	$ 25,604	$ 23,238
Weighted average number of common shares:*			
Basic	18,305,956	18,537,362	18,546,794
Diluted	18,760,918	18,558,546	18,570,482
Net income per share information:*			
Basic	$ 1.57	$ 1.38	$ 1.25
Diluted	$ 1.54	$ 1.38	$ 1.25
Cash dividends per share*	$ 0.65	$ 0.57	$ 0.51

*Adjusted for 100% stock dividend effective 8/10/01 and 5% stock dividends effective 11/9/00 and 9/30/99.

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

(Dollars in thousands)

	Common Stock				Accumulated Other			
	Number of Shares	Par Value	Additional Paid in Capital	Retained Earnings	Comprehensive Income (Loss)	Treasury Stock	Total	Comprehensive Income
Balance, January 1, 1999	7,536	$ 7,536	$ 50,899	$ 67,800	$ 5,586	—	$ 131,821	
Acquisition of Citizens Bank and Trust Company	920	920	5,180	11,283	186	—	17,569	
Stock options	3	3	28	—	—	—	31	
Stock dividends	376	376	12,145	(12,570)	—	—	(49)	
Stock awards	—	—	8	—	—	—	8	
Net income for 1999	—	—	—	23,238	—	—	23,238	$ 23,238
Other comprehensive loss, net of reclassifications and tax	—	—	—	—	(16,580)	—	(16,580)	(16,580)
Cash dividends	—	—	—	(9,375)	—	—	(9,375)	
Comprehensive income								$ 6,658
Balance, December 31, 1999	8,835	8,835	68,260	80,376	(10,808)	—	146,663	
Stock options	4	4	30	—	—	—	34	
Stock dividends	415	415	11,566	(12,306)	—	325	—	
Stock awards	—	—	13	—	—	—	13	
Net income for 2000	—	—	—	25,604	—	—	25,604	$ 25,604
Other comprehensive income, net of reclassifications and tax	—	—	—	—	12,230	—	12,230	12,230
Purchases of Treasury stock	—	—	—		—	(578)	(578)	
Cash dividends	—	—	—	(10,430)	—	—	(10,430)	
Comprehensive income								$ 37,834
Balance, December 31, 2000	9,254	9,254	79,869	83,244	1,422	(253)	173,536	
Stock options	44	44	812	—	—	—	856	
Stock dividends	9,273	9,273	(9,273)	—	—	—	—	
Stock awards	—	—	11	—	—	—	11	
Net income for 2001	—	—	—	28,820	—	—	28,820	$ 28,820
Other comprehensive income, net of reclassifications and tax	—	—	—	—	3,112	—	3,112	3,112
Purchases of Treasury stock	—	—	—	—	—	(5,093)	(5,093)	
Cash dividends	—	—	—	(11,893)	—	—	(11,893)	
Comprehensive income								$ 31,932
Balance, December 31, 2001	18,571	$18,571	$ 71,419	$100,171	$ 4,534	$(5,346)	$ 189,349	

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

(Dollars in thousands)

	Year Ended December 31		
	2001	2000	1999
Operating Activities			
Net income	**$ 28,820**	$ 25,604	$ 23,238
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**3,930**	2,312	2,153
Depreciation and amortization	**2,866**	3,043	2,937
Net amortization of investment securities discount/premiums	**1,046**	391	961
Deferred income taxes	**2,034**	3,337	3,646
Net realized securities gains	**(4,629)**	(52)	(495)
Decrease (increase) in accrued income receivable	**484**	(1,347)	(530)
Increase in accrued interest payable	**4,768**	4,802	3,038
Net increase in other assets	**(3,903)**	(184)	(2,106)
Net increase (decrease) in other liabilities	**7,223**	(1,431)	517
Decrease in unearned income	**(225)**	(1,878)	(3,381)
Write-down of other real estate owned	**44**	86	117
Decrease (increase) in intangible assets	**337**	309	(70)
Net cash provided by operating activities	**42,795**	34,992	30,025
Investing Activities			
Proceeds from sales of investment securities available for sale	**468,270**	133,208	77,177
Proceeds, maturity or calls of investment securities held to maturity	**4,799**	6,869	11,214
Proceeds, maturity or calls of investment securities available for sale	**150,555**	32,238	78,403
Purchases of investment securities held to maturity	**—**	(19,740)	(10,632)
Purchases of investment securities available for sale	**(746,263)**	(204,688)	(221,056)
Net increase in loans	**(109,625)**	(94,783)	(161,726)
Net increase in premises and equipment	**(2,435)**	(3,056)	(3,785)
Purchase of bank-owned life insurance	**(8,471)**	(11,944)	(25,527)
Proceeds from sales of other real estate	**1,349**	2,495	1,765
Net cash used in investing activities	**(241,821)**	(159,401)	(254,167)
Financing Activities			
Net increase in deposits	**257,812**	147,613	130,112
Increase (decrease) in U.S. Treasury demand notes	**622**	(1,177)	973
(Decrease) increase in federal funds purchased	**(44,500)**	35,000	(1,500)
Increase (decrease) in FHLB borrowings	**17,000**	(19,500)	36,750
Increase (decrease) in securities sold under agreement	**6,310**	(34,532)	63,746
Proceeds from issuance of guaranteed preferred beneficial interest in Corporation's subordinated debentures	**5,000**	—	—
Cash dividends and fractional shares	**(11,893)**	(10,430)	(9,375)
Dividends reinvestment	**—**	—	(49)
Repurchase of common stock	**(5,093)**	(578)	(183)
Stock options and awards	**867**	47	39
Net cash provided by financing activities	**226,125**	116,443	220,513
Net increase (decrease) in cash and cash equivalents	**27,099**	(7,966)	(3,629)
Cash and cash equivalents at beginning of year	**55,525**	63,491	67,120
Cash and cash equivalents at end of year	**$ 82,624**	$ 55,525	$ 63,491
Cash paid during the year for:			
Interest	**$ 60,169**	$ 60,973	$ 47,611
Income taxes	**4,900**	3,348	3,356
Supplemental disclosure of noncash investing and financing activities:			
Transfer of assets from loans to other real estate owned	**$ 1,714**	$ 1,433	$ 2,186
Transfer of securities from investment securities held to maturity to investment securities available for sale	**$ —**	$ 7,574	$ 7,530

See accompanying notes to consolidated financial statements.

1 / SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business

Harleysville National Corporation (the Corporation) through its subsidiary banks, Harleysville National Bank and Trust Company, Citizens National Bank, and Security National Bank (collectively the Banks), provides a full range of banking services to individual and corporate customers located in eastern Pennsylvania. The Banks compete with other banking and financial institutions in their primary market communities, including financial institutions with resources substantially greater than their own. Commercial banks, savings banks, savings and loan associations, credit unions and money market funds actively compete for deposits and for various types of loans. Such institutions, as well as consumer finance and insurance companies, may be considered competitors of the Banks with respect to one or more of the services they render. In addition to being subject to competition from other financial institutions, the Banks are subject to federal and state laws and to regulations of certain federal agencies, and, accordingly, they are periodically examined by those regulatory authorities. HNC Financial Company and HNC Reinsurance Company are wholly-owned subsidiaries of the Corporation. HNC Financial Company's principal business function is to expand the investment opportunities of the Corporation. The Corporation incorporated HNC Reinsurance Company during March 2001 to function as a reinsurer of consumer loan credit life and accident and health insurance.

Basis of Financial Statement Presentation

The accounting and reporting policies of the Corporation and its Subsidiaries conform with accounting principles generally accepted in the United States of America (US GAAP) applicable to banks. All significant inter-company transactions are eliminated in consolidation and certain reclassifications are made when necessary to conform the previous years' financial statements to the current year's presentation. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Therefore, actual results could differ significantly from those estimates.

Investment Securities

The Corporation accounts for securities under the Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires, among other things, that debt and equity securities classified as available for sale be reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income, net of income taxes. The net effect of unrealized gains or losses, caused by marking an available for sale portfolio to market, could cause fluctuations in the level of shareholders' equity and equity-related financial ratios as changes in market interest rates cause the fair value of fixed-rate securities to fluctuate.

Investment securities are classified as held to maturity when the Corporation and its Subsidiaries have the ability and intent to hold those securities to maturity. These investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Investment securities expected to be held for an indefinite period of time are classified as available for sale and are stated at fair value. Realized gains and losses on the sale of investment securities are recognized using the specific identification method and are included in the consolidated statements of income.

Loans

Loans that management intends to hold to maturity are stated at the principal amount outstanding. Net loans represent the principal loan amount outstanding net of deferred cost and unearned income and reduced by the allowance for loan losses. Interest on loans is credited to income based on the principal amount outstanding.

Lease financing represents automobile and equipment leasing. The lease financing receivable included in loans is stated at the gross amount of lease payments receivable plus the residual value less income to be earned over the life of the leases. Such income is recognized over the term of the leases using the level yield method.

Loan origination fees and direct loan origination costs of completed loans are deferred and recognized over the life of the loan as an adjustment to yield. The net loan origination fees recognized as yield adjustments are reflected in total interest income in the consolidated statements of income, and the unamortized balance of such net loan origination fees is reported in the consolidated balance sheets as part of deferred costs, net.

Income recognition of interest is discontinued when, in the opinion of management, the collectibility of such interest becomes doubtful. A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of a deterioration in the financial condition of the borrower, and payment in full of principal or interest is not expected. Loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

The Corporation accounts for impaired loans under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures." This standard requires that a creditor measure impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Regardless of the measurement method, a creditor must measure impairment based on the fair value of the collateral when the creditor determines that foreclosure is probable.

The Corporation adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125 - An Amendment of FASB Statement No. 125." SFAS No. 125 applies a control-oriented, financial components approach to financial-asset-transfer transactions whereby the Corporation (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred, (2) derecognizes financial assets when control has been surrendered, and (3)derecognizes liabilities once they are extinguished. Under SFAS No. 125, control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the transferor and its creditors, even in bankruptcy or other receivership (ii) the transferee has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the transferor does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles and obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Corporation accounts for the transfer as a secured borrowing.

SFAS No. 125 also requires that the Corporation derecognize a liability if and when it is extinguished. A liability is considered extinguished

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under SFAS No. 125 if (1) the Corporation pays the creditor, and thus, is relieved of it obligation for the liability, or (2) is legally released from being the primary obligor under the liability, either judicially or by the creditor. The adoption of this statement did not have a material impact on the Corporation's consolidated financial position or results of operations.

The Corporation adopted SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Asset and Extinguishments of Liabilities," revises the standards for accounting for the securitizations and other transfers of financial assets and collateral. This new standard also requires certain disclosures, but carries over most of the provisions of SFAS 125.

On June 29, 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations, and SFAS No. 142, Goodwill and Intangible Assets. SFAS No. 141 requires that all business combinations initiated after June 30, 2001, must be accounted for under the purchase method of accounting. A plan of combination is considered to be initiated on the earlier of the date that a combining company (a) announces publicly or formally makes known to its shareholders the major terms of the plan, or (b) notifies its shareholders, in writing, of an exchange offer. SFAS No. 141 was adopted upon issuance. SFAS No. 142 prescribes accounting for all purchased goodwill and intangible assets. The SFAS supersedes APB Opinion 17, Intangible Assets, but carries over guidance related to internally developed intangible assets. SFAS No. 142 states that acquired goodwill is not amortized, but is tested for impairment at the reporting unit level annually and whenever an impairment indicator arises. A reporting unit is at the same level or one level below an operating segment as defined by SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. Until the adoption of SFAS No. 142, existing goodwill continues to be amortized and tested for impairment under previously existing standards. The adoption of SFAS No. 141 and SFAS No. 142 is not expected to have a material impact on the Corporation's financial position, or results of operations.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level that management considers adequate to provide for potential losses based upon an evaluation of known and inherent risks in the loan portfolio. Allowance for loan losses is based on estimated net realizable value unless it is probable that loans will be foreclosed, in which case allowance for loan losses is based on fair value less selling costs. Management's periodic evaluation is based upon evaluation of the portfolio, past loss experience, current economic conditions and other relevant factors. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Banks' allowances for loan losses. Such agencies may require the Banks to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

On July 6, 2001, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 102, Selected Loan Loss Allowance Methodology and Documentation Issues. SAB No. 102 provides guidance on the development, documentation, and application of a systematic methodology for determining allowances for loans and leases in accordance with US GAAP. The adoption of SAB No. 102 did not have a material impact on the Corporation's financial position, or results of operations.

Bank Premises and Equipment

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is recorded using the straight-line and accelerated depreciation methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or estimated useful lives, whichever is shorter.

Net Assets in Foreclosure

Net assets in foreclosure include foreclosed real estate which is carried at the lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value less selling costs. Any write-down, at or prior to the dates the real estate is considered foreclosed, is charged to the allowance for loan losses. Subsequent write-downs are recorded in other expenses, and expenses incurred in connection with holding such assets and any gains or losses upon their sale are included in other income and expenses. Net assets in foreclosure also includes foreclosed leases which are carried at lower of cost (lesser of carrying value of loan or fair value at date of acquisition) or estimated fair value less selling costs.

Intangible Assets

Intangible assets consist of a core deposit intangible which represents the present value of the difference in costs between the acquired core deposits and the market alternative funding sources. Intangible assets also include mortgage servicing rights. The core deposit intangibles are being amortized over a 10-year life on an accelerated basis. The amortization charged to income related to the core deposit intangibles was $435,000 in 2001 and $325,000 for each of the years ended December 31, 2000 and 1999, respectively. The mortgage servicing rights are amortized in proportion to and over the period of estimated net servicing income. Mortgage servicing rights are reported at fair value.

Stock Options

The Corporation adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period, which is usually the vesting period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar instruments under Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion No. 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. The Corporation's employee stock option plan is accounted for under APB Opinion No. 25.

Income Taxes

The Corporation accounts for income taxes under the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The principal types of accounts, resulting in differences between assets and liabilities for financial statement and tax return purposes, are the allowance for possible loan losses, leased assets, deferred loan fees and compensation.

Pension Plans

The Corporation has certain employee benefit plans covering substantially all employees. The Corporation accrues service cost as incurred.

Restrictions on Cash and Due From Banks

As of December 31, 2001, the Banks did not need to maintain reserves (in the form of deposits with the Federal Reserve Bank) to satisfy federal regulatory requirements.

Bank Owned Life Insurance (BOLI)

During 2001, 2000 and 1999, the Corporation entered into an investment of bank owned life insurance (BOLI). BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This pool of insurance, due to tax advantages to the Banks, is profitable to

(continued)

the Corporation. This profitability is used to offset a portion of future benefit cost increases. Banks' deposits fund BOLI and the earnings from BOLI are recognized as other income.

Net Income Per Share

The Corporation adopted the provisions of SFAS No. 128, "Earnings per Share." SFAS No. 128 eliminates primary and fully diluted earnings per share and requires presentation of basic and diluted earnings per share (EPS) in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during the period. Diluted earnings per share take into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock.

The reconciliation of the numerators and denominators of the basic and diluted EPS follows:

	Year Ended December 31, 2001		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
Net income	$28,820,000		
Basic EPS			
Income available to common shareholders	$28,820,000	18,305,956	$ 1.57
Effect of Dilutive Securities			
Stock options	—	454,962	
Diluted EPS			
Income available to common shareholders	$28,820,000	18,760,918	$ 1.54

There were no anti-dilutive weighted shares excluded in the computation of 2001 diluted EPS since options' exercise prices were less than the average market price of the common stock.

	Year Ended December 31, 2000		
Net income	$25,604,000		
Basic EPS			
Income available to common shareholders	$ 25,604,000	18,537,362	$ 1.38
Effect of Dilutive Securities			
Stock options	—	21,184	
Diluted EPS			
Income available to common shareholders	$ 25,604,000	18,558,546	$ 1.38

297,954 anti-dilutive weighted shares have been excluded in the computation of 2000 diluted EPS since the options' exercise price was greater than the average market price of the common stock.

	Year Ended December 31, 1999		
Net income	$ 23,238,000		
Basic EPS			
Income available to common shareholders	$ 23,238,000	18,546,794	$ 1.25
Effect of Dilutive Securities			
Stock options	—	23,688	
Diluted EPS			
Income available to common shareholders	$ 23,238,000	18,570,482	$ 1.25

8,822 anti-dilutive weighted shares have been excluded in the computation of 1999 diluted EPS since the options' exercise price was greater than the average market price of the common stock.

Comprehensive Income

The Corporation has adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards to provide prominent disclosure of comprehensive income items. Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. Other comprehensive income consists of net unrealized gains (losses) on investment securities available for sale.

The components of other comprehensive income are as follows:

(Dollars in thousands) December 31, 2001	Before tax amount	Tax benefit (expense)	Net of tax amount
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 9,416	$ (3,295)	$ 6,121
Less reclassification adjustment for gains realized in net income	4,629	(1,620)	3,009
Other comprehensive income, net	$ 4,787	$ (1,675)	$ 3,112

December 31, 2000	Before tax amount	Tax benefit (expense)	Net of tax amount
Unrealized gains on securities:			
Unrealized holding gains arising during period	$ 18,845	$ (6,581)	$ 12,264
Less reclassification adjustment for gains realized in net income	52	(18)	34
Other comprehensive income, net	$ 18,793	$ (6,563)	$ 12,230

December 31, 1999	Before tax amount	Tax benefit (expense)	Net of tax amount
Unrealized losses on securities:			
Unrealized holding losses arising during period	$ (25,242)	$ 8,835	$ (16,407)
Less reclassification adjustment for gains realized in net income	495	(322)	173
Other comprehensive loss, net	$ (25,737)	$ 9,157	$ (16,580)

Other Information

SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that public enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether the information is used in making operating decisions.

The company has one reportable segment, "Community Banking." All of the Corporation's activities are interrelated, and each activity is

(continued)

dependent and assessed based on how each of the activities of the Corporation supports the others. For example, commercial lending is dependent upon the ability of the Banks to fund themselves with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Corporation as one operating segment or unit.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activity" as amended in June 1999, by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," and in June 2000, by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," (collectively SFAS 133). SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge. The accounting for changes in the fair value of derivative (gains and losses) depends on the intended use of the derivative and resulting designation. On January 1, 1999, the Corporation adopted SFAS No. 133. Concurrent with the adoption, the Corporation reclassified $7,530,000 of investment securities from the held to maturity category to the available for sale category and recorded $221,000 net of taxes of unrealized holding gains in accumulated other comprehensive income.

During July 2000, the Corporation reclassified $7,574,000 of investment securities from the held to maturity category to the available for sale category, due to its acquisition of Citizens Bank and Trust Company. As a result of the reclassification, the Corporation recorded $19,000 net of taxes unrealized holding losses in accumulated other comprehensive income.

Statement of Financial Accounting Standards No. 119 "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments" (SFAS No. 119) requires disclosures about financial instruments, which are defined as futures, forwards, swap and option contracts and other financial instruments with similar characteristics. On balance sheet receivables and payables are excluded from this definition. The Corporation did not hold any derivative financial instruments as defined by SFAS No. 119 at December 31, 2001, 2000 or 1999.

2 / ACQUISITIONS

On April 28, 2000, the Corporation consummated its acquisition of Citizens Bank and Trust Company. Under the terms of the merger, accounted for as a pooling-of-interest, Citizens Bank and Trust Company's shareholders received 166 shares of Harleysville National Corporation common stock for each share of common stock of Citizens Bank and Trust Company. Upon the completion of the acquisition, Citizens Bank and Trust Company's banking operations merged into those of Citizens National Bank, a wholly-owned subsidiary of Harleysville National Corporation.

On January 20, 1999, the Corporation consummated its acquisition of Northern Lehigh Bancorp, Inc., parent company of Citizens National Bank of Slatington. Northern Lehigh Bancorp, Inc. shareholders received 3.57 shares of Harleysville National Corporation common stock for each share of Northern Lehigh Bancorp common stock.

The acquisition was effected by the merger of Northern Lehigh Bancorp, Inc. with Harleysville National Corporation North, Inc., a bank holding company and wholly-owned subsidiary of Harleysville National Corporation. Citizens National Bank of Slatington merged with and into The Citizens National Bank of Lansford, a national banking association and wholly-owned subsidiary of Harleysville National Bank North, Inc., under the name Citizens National Bank. The merger was accounted for on a pooling-of-interest basis, and all prior periods have been restated to reflect the combination.

3 / INVESTMENT SECURITIES

The amortized cost, unrealized gains and losses, and the estimated market values of the Corporation's investment securities held to maturity and available for sale are as follows:

(Dollars in thousands)	*December 31, 2001*			
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
Obligations of states and political subdivisions	$ 22,997	$ 582	$ (3)	$ 23,576
Mortgage-backed securities	2,552	94	—	2,646
Other securities	550	10	—	560
Totals	$ 26,099	$ 686	$ (3)	$ 26,782
Available for Sale				
U.S. Treasury notes	$ 29,832	$ 1,261	$ —	$ 31,093
Obligations of other U.S. Government agencies and corporations	26,448	532	—	26,980
Obligations of states and political subdivisions	181,443	1,175	(1,960)	180,658
Mortgage-backed securities	401,763	5,170	(755)	406,178
Other securities	59,910	2,251	(699)	61,462
Totals	$699,396	$ 10,389	$ (3,414)	$706,371

	December 31, 2000			
Held to Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
U.S. Treasury Notes	$ 500	$ —	$ —	$ 500
Obligations of states and political subdivisions	25,803	701	—	26,504
Mortgage-backed securities	3,437	70	—	3,507
Other securities	1,101	3	(14)	1,090
Totals	$ 30,841	$ 774	$ (14)	$ 31,601
Available for Sale				
U.S. Treasury notes	$ 39,692	$ 667	$ —	$40,359
Obligations of other U.S. Government agencies and corporations	38,508	214	(112)	38,610
Obligations of states and political subdivisions	193,269	3,252	(1,448)	195,073
Mortgage-backed securities	226,578	1,880	(975)	227,483
Other securities	70,384	2,086	(3,376)	69,094
Totals	$568,431	$ 8,099	$ (5,911)	$570,619

(continued)

There are no significant concentrations of securities (greater than 10% of shareholders' equity) in any individual security issuer.

Securities with a carrying value of $457,964,000 and $393,656,000 at December 31, 2001 and 2000, respectively, were pledged to secure public funds, government deposits and repurchase agreements.

The amortized cost and estimated market value of investment securities, at December 31, 2001, by contractual maturities, are shown below. Actual maturities will differ from contractual maturities because issuers and borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Held to Maturity		Available for Sale	
	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
Due in one year or less	$ 2,351	$ 2,414	$ 34,389	$ 34,883
Due after one year through five years	10,755	11,018	80,351	82,702
Due after five years through ten years	6,521	6,761	47,599	47,918
Due after ten years	3,920	3,943	135,294	134,690
	23,547	24,136	297,633	300,193
Mortgage-backed securities	2,552	2,646	401,763	406,178
Totals	$ 26,099	$ 26,782	$699,396	$706,371

Proceeds from sales of investment securities available for sale during 2001 were $468,270,000. Gross gains of $5,415,000 and gross losses of $786,000 were realized on these sales. Proceeds from sales of investment securities available for sale during 2000 were $133,208,000. Gross gains of $953,000 and gross losses of $901,000 were realized on these sales. Proceeds from sales of investment securities available for sale during 1999 were $77,177,000. Gross gains of $764,000 and gross losses of $269,000 were realized on these sales.

4 / LOANS

Major classifications of loans are as follows:

(Dollars in thousands)	December 31, 2001	December 31, 2000
Real estate	$ 417,891	$ 369,831
Commercial and industrial	349,138	296,168
Consumer loans	439,288	427,518
Lease financing	107,617	116,088
Total loans	1,313,934	1,209,605
Deferred costs, net	2,675	2,450
Allowance for loan losses	(15,558)	(15,210)
Net loans	$ 1,301,051	$ 1,196,845

A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of a deterioration in the financial condition of the borrower or payment in full of principal or interest is not expected. Delinquent loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

On December 31, 2001, nonaccrual loans were $6,354,000 and loans 90 days or more past due and still accruing interest were $1,926,000. On December 31, 2000, nonaccrual loans were $5,370,000 and loans 90 days or more past due and still accruing interest were $514,000.

The balance of impaired loans was $3,721,000 at December 31, 2001, compared to $3,322,000 at December 31, 2000. The Banks have identified a loan as impaired when it is probable that interest and principal will not be collected according to the contractual terms of the loan agreement.

The allowance for loan loss associated with the impaired loans was $429,000 at December 31, 2001, and $377,000 at December 31, 2000. The average impaired loan balance was $3,505,000 in 2001, compared to $2,965,000 in 2000. The income recognized on impaired loans during 2001 and 2000 was $78,000 and $128,000, respectively. The Banks' policy for interest income recognition on impaired loans is to recognize income on restructured loans under the accrual method. The Banks recognize income on nonaccrual loans under the cash basis when the loans are both current and the collateral on the loan is sufficient to cover the outstanding obligation to the Banks. The Banks will not recognize income if these factors do not exist.

The Banks have no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2001 and 2000. As of December 31, 2001, the Banks have a concentration of indirect consumer loans (11% of total loans) included in the consumer loan classification. The Banks actively monitor the risk of this loan concentration. The Banks continued to pursue new lending opportunities while seeking to maintain a portfolio that is diverse as to industry concentration, type and geographic distribution. The Banks' geographic lending area is primarily concentrated in Montgomery, Carbon, Bucks, and Wayne counties, but also includes Chester, Berks, Lehigh, Monroe, Northhampton and Schuylkill counties.

Loans to directors, executive officers and their associates, are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Activity of these loans is as follows:

(Dollars in thousands)	Year Ended December 31, 2001	2000	1999
Balance, January 1	$ 8,344	$ 9,411	$ 6,162
New loans	68,011	68,009	30,064
Repayments	(59,872)	(69,076)	(26,815)
Balance, December 31	$ 16,483	$ 8,344	$ 9,411

(continued)

5 / ALLOWANCE FOR LOAN LOSSES

Transactions in the allowance for loan losses are as follows:

(Dollars in thousands)	*Year Ended December 31,*		
	2001	2000	1999
Balance, beginning of year	**$ 15,210**	$ 14,887	$ 14,245
Provision charged to operating expenses	**3,930**	2,312	2,153
Loans charged off:			
Commercial and industrial	**(494)**	(123)	(108)
Consumer	**(2,594)**	(1,470)	(632)
Real estate	**(498)**	(610)	(833)
Lease financing	**(1,075)**	(450)	(226)
Total charged off	**(4,661)**	(2,653)	(1,799)
Recoveries:			
Commercial and industrial	**38**	60	28
Consumer	**607**	289	112
Real estate	**328**	274	96
Lease financing	**106**	41	52
Total recoveries	**1,079**	664	288
Balance, end of year	**$ 15,558**	$ 15,210	$ 14,887

6 / BANK PREMISES AND EQUIPMENT

Bank premises and equipment consist of the following:

(Dollars in thousands)	Estimated Useful Lives	*December 31,*	
		2001	2000
Land		**$ 3,190**	$ 3,202
Buildings	15-39 years	**22,215**	21,419
Furniture, fixtures and equipment	3-7 years	**21,742**	20,186
Total cost		**47,147**	44,807
Less accumulated depreciation and amortization		**25,708**	22,937
Total		**$ 21,439**	$ 21,870

7 / DEPOSITS AND BORROWINGS

At December 31, 2001, scheduled maturities of certificates of deposit are as follows:

(Dollars in thousands)

Year Ended December 31,	Amount
2002	$ 508,987
2003	96,441
2004	21,604
2005	84,741
2006	12,060
Thereafter	61
Total	$ 723,894

Federal Home Loan Bank (FHLB) advances at December 31, 2001, totaled $127,750,000. The advances are collateralized by FHLB stock and certain first mortgage loans and mortgage-backed securities. First mortgages used as collateral for these advances totaled $100,761,000. These advances had a weighted average interest rate of 4.96%. Advances are made pursuant to several different credit programs offered from time to time by the FHLB. Unused lines of credit at the FHLB were $112,436,000 at December 31, 2001, and $114,738,000 at December 31, 2000.

Outstanding borrowings mature as follows:

(dollars in thousands)	
2002	$ —
2003	—
2004	24,000
2005	—
2006 and thereafter	103,750
Total	$ 127,750

The Banks, pursuant to a designated cash management agreement, utilize securities sold under agreements to repurchase as vehicles for customers' sweep and term investment products. Securitization under these cash management agreements are in U.S. Treasury Securities and obligations of states and political subdivisions securities.

These securities are held in a third-party custodian's account, designated by the Banks under a written custodial agreement that explicitly recognizes the Banks' interest in the securities. At December 31, 2001, these agreements matured within one-year. The average balance of securities sold under agreements to repurchase for 2001was $88,418,000 and the maximum amounts outstanding at any month-end during 2001 was $96,224,000.

On February 22, 2001, the Corporation issued $5,000,000 of 10.2% junior subordinate deferrable interest debentures (the debentures) to Harleysville Statutory Trust 1 (the Trust), a Connecticut business trust, in which the Corporation owns all of the common equity. The debentures are the sole asset of the Trust. The Trust issued $5,000,000 of preferred securities to investors. The Corporation's obligations under the debentures and related documents, taken together, constitute a full and unconditional guarantee by the Corporation of the Trust's obligations under the preferred securities. The preferred securities must be redeemed upon maturity of the subordinate debentures on February 22, 2031.

8 / FEDERAL INCOME TAXES

Income tax expense from current operations is composed of the following:

(Dollars in thousands)	*Year Ended December 31,*		
	2001	2000	1999
Current tax payable	**$ 6,847**	$ 2,379	$ 3,282
Deferred income tax	**1,327**	3,271	3,404
Tax expense	**$ 8,174**	$ 5,650	$ 6,686

The effective income tax rates of 22.1% for 2001, 18.1% for 2000 and 22.3% for 1999 were less than the applicable federal income tax rate of 35% for each year. The reason for these differences follows:

(Dollars in thousands)	*Year Ended December 31,*		
	2001	2000	1999
Expected tax expense	**$ 12,946**	$ 10,939	$ 10,464
Tax-exempt income net of expense disallowance	**(4,749)**	(5,432)	(3,885)
Other	**(23)**	143	107
Actual tax expense	**$ 8,174**	$ 5,650	$ 6,686

(continued)

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities are as follows:

(Dollars in thousands)	2001		2000	
	Asset	Liability	Asset	Liability
Allowance for credit losses	$ 5,306	$ —	$ 5,184	$ —
Lease assets	—	20,985	—	18,084
Deferred loan fees	—	12	132	—
Deferred compensation	1,598	—	1,304	—
Unrealized gain on securities	—	2,442	—	766
Other	282	—	98	—
Total deferred taxes	$ 7,186	$ 23,439	$ 6,718	$ 18,850

The exercise of stock options which have been granted under the Corporation's various stock option plans gives rise to compensation, which is includible in the taxable income of the applicable employees and deductible by the Corporation for income tax purposes. Compensation resulting from increases in the fair market value of the Corporation's common stock subsequent to the date of grant of the applicable exercised stock options is not recognized, in accordance with APB Opinion No. 25, as an expense for financial accounting purposes and the related tax benefits are taken directly to additional paid in capital.

9 / PENSION PLANS

The Corporation has two noncontributory defined benefit pension plans covering substantially all employees. These plans are the Harleysville National Corporation Pension Plan and the Northern Lehigh Bancorp Pension Plan. On January 20, 1999, the Corporation consummated its acquisition of Northern Lehigh Bancorp, Inc. These plans were not consolidated, as of December 31, 2001 and 2000.

The Harleysville National Corporation Pension Plan's Benefits are based on years of service and the employee's average compensation during any five consecutive years within the 10-year period preceding retirement. The Harleysville National Corporation Pension Plan's funded status and amounts recognized in the financial statements follow:

(Dollars in thousands)	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 6,367	$ 5,579
Service cost	524	448
Interest cost	364	327
Actual gain	799	288
Benefits paid	(567)	(275)
Change in assumptions	—	—
Benefits obligation at end of year	$ 7,487	$ 6,367
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 5,744	$ 6,155
Actual return on plan assets	(271)	(136)
Employer contribution	467	—
Benefits paid	(567)	(275)
Fair value of plan assets at end of year	$ 5,373	$ 5,744
Funded status	$ (2,114)	$ (622)
Unrecognized transition (asset)	(155)	(172)
Unrecognized prior service cost	(328)	(439)
Unrecognized net loss	2,898	1,536
Minimum liability recognized	(1,115)	—
(Accrued) prepaid benefit cost	$ (814)	$ 303

Weighted-average assumptions as of December 31,	2001	2000	1999
Discount rate	6.00%	6.00%	6.00%
Expected return on plan assets	7.00%	7.00%	7.00%
Rate of compensation increase	4.50%	4.50%	4.50%

Components of net periodic benefit cost	2001	2000	1999
Service cost	$ 524	$ 447	$ 365
Interest cost	364	326	291
Expected return on plan assets	(402)	(421)	(410)
Amortization of prior service cost	(111)	(111)	(111)
Recognized net actuarial loss (gain)	95	(6)	(17)
Net periodic benefit cost	$ 470	$ 235	$ 118

As of December 31, 2001, Harleysville National Corporation's Pension Plans had an investment in the Corporation's stock with a market value of $316,000.

The Northern Lehigh Bancorp Pension Plan's Benefits are based primarily upon years of service and compensation rates near retirement. The Northern Lehigh Bancorp Pension Plan's funded status and amounts recognized in the financial statements follow:

(Dollars in thousands)	2001	2000
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 819	$ 744
Service cost	—	—
Interest cost	52	51
Actual (loss) gain	(25)	21
Benefits paid	(43)	(43)
Effect of curtailment	51	46
Benefits obligation at end of year	$ 854	$ 819
Change in plan assets:		
Fair value of plan assets at beginning of year	841	886
Actual return on plan assets	(73)	3
Employer contribution	—	—
Plan expenses	—	—
Benefits paid	(43)	(48)
Fair value of plan assets at end of year	725	841
Funded status	(129)	22
Unrecognized transition (asset)	(38)	(42)
Unrecognized prior service cost	—	—
Unrecognized net loss or (gain)	47	(112)
Minimum liability recognized	(9)	—
(Accrued) prepaid benefit cost	$ (129)	$ (132)

Weighted-average assumptions as of December 31,	2001	2000	1999
Discount rate	6.00%	6.50%	7.00%
Expected return on plan assets	7.00%	8.00%	8.00%
Rate of compensation increase	0.00%	0.00%	5.00%

Components of net periodic benefit cost	2001	2000	1999
Service cost	$ —	$ —	$ 55
Interest cost	52	51	51
Expected return on plan assets	(57)	(69)	(67)
Amortization of prior service cost	(7)	(16)	(15)
Net periodic benefit cost	$ (12)	$ (34)	$ 24

(continued)

A 401(k) deferred savings plan covers eligible employees of the Banks. Employees may contribute up to a maximum of 15% of salary on a pre-tax basis with a 50% employer match up to a maximum of 3% of salary. Contributions charged to earnings were $371,000, $353,000, and $284,000 for 2001, 2000 and 1999, respectively.

The Corporation has a Supplemental Executive Retirement Plan (SERP) for certain individuals. The SERP provides for payments based on a certain percentage of salary for a period of 10 years after retirement. As of December 31, 2001, and 2000, the Corporation had accrued a liability of $2,440,000 and $1,832,000, respectively, for the SERP.

10 / SHAREHOLDERS' EQUITY

On August 10, 2001, the Corporation paid a two-for-one stock split on its common stock in the form of a 100% stock dividend to shareholders of record July 27, 2001.

On November 9, 2000, the Corporation paid a 5% stock dividend on its common stock to shareholders of record as of October 26, 2000.

On September 30, 1999, the Corporation paid a 5% stock dividend on its common stock to shareholders of record as of September 17, 1999.

11 / STOCK OPTIONS

The Corporation has fixed stock option plans that allow the Corporation to grant options up to 1,736,780 shares of common stock to key employees and directors. The options have a term of ten years when issued and are completely vested over a five-year period. The exercise price of each option equals the market price of the Corporation's stock on the date of grant.

The Corporation has elected to account for its stock option plan under APB Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation cost has been recognized for its stock option plan. Had compensation cost for the plan been determined based on the fair value of the options at the grant dates consistent with the method of SFAS No. 123, "Accounting for Stock-Based Compensation," the Corporation's net income and earnings per share would have been:

		2001	2000	1999
Net income (in thousands)	As reported	$ 28,820	$ 25,604	$ 23,238
	Pro forma	$ 27,268	$ 23,236	$ 22,527
Earnings per share (Basic)	As reported	$ 1.57	$ 1.38	$ 1.25
	Pro forma	$ 1.49	$ 1.26	$ 1.22
Earnings per share (Diluted)	As reported	$ 1.54	$ 1.38	$ 1.25
	Pro forma	$ 1.45	$ 1.25	$ 1.22

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yield of 3.00%, 3.26% and 3.30%; expected volatility of 3.61%, 2.58% and 2.84%; risk-free interest rate of 4.90%, 5.96% and 7.06%; and an expected life of 8.55 years, 9.82 years and 9.42 years.

Information about stock options outstanding at December 31, 2001, is summarized as follows:

	Outstanding	Weighted-Average Exercise Price
Balance 1/1/99	203,060	$ 13.75
Granted	78,842	15.57
Exercised	(7,872)	3.95
Cancelled	(4,412)	17.37
Balance 1/1/00	269,618	14.51
Granted	1,186,366	13.97
Exercised	(7,872)	4.24
Cancelled	(3,308)	15.87
Balance 12/31/00	**1,444,804**	**14.12**
Granted	**8,816**	**17.27**
Exercised	**(63,123)**	**13.67**
Cancelled	**(68,308)**	**13.97**
Balance 12/31/01	**1,322,189**	**$ 14.17**

The weighted average fair value of options granted during 2001, 2000 and 1999 were $17.27, $13.97 and $15.57, respectively.

		Options Outstanding			
Range of Exercise Price	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 4.63 - $ 6.95	15,744	1.0 years	$ 4.76	15,744	$ 4.76
$ 11.59 - $ 13.90	1,037,600	8.9 years	$ 13.88	308,240	$ 13.88
$ 13.90 - $ 16.22	251,207	7.3 years	$ 15.67	242,881	$ 15.67
$ 16.22 - $ 18.54	8,816	9.0 years	$ 17.27	8,816	$ 17.27
$ 18.54 - $ 20.85	8,822	6.3 years	$ 19.28	5,292	$ 19.28
	1,322,189			580,973	$ 14.48

12 / COMMITMENTS AND CONTINGENT LIABILITIES

Based on consultation with the Corporation's legal counsel, management is not aware of any litigation that would have a material adverse effect on the consolidated financial position of the Corporation. There are no proceedings pending other than the ordinary routine litigation incident to the business of the Corporation and its Subsidiaries. In addition, no material proceedings are pending or are known to be threatened or contemplated against the Corporation or its Subsidiaries by government authorities.

Lease commitments for equipment and banking locations expire intermittently over the years through 2036. Most banking location leases require the lessor to pay insurance, maintenance costs and property taxes. Approximate minimum rental commitments for existing operating leases at December 31, 2001, are as follows:

	Total Operating Leases
2002	$ 1,919,000
2003	1,967,000
2004	1,684,000
2005	1,188,000
2006	646,000
Thereafter	3,915,000
Total	$ 11,319,000

Total lease expense amounted to $2,109,000 in 2001, $1,889,000 in 2000 and $1,796,000 in 1999.

(continued)

13 / FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Banks have not entered into any interest rate swaps, caps, floors or collars and are not a party to any forward or futures transactions. However, the Banks are a party to various other financial instruments at December 31, 2001 and 2000, which are not included in the consolidated financial statements, but are required in the normal course of business to meet the financing needs of its customers and to assist in managing its exposure to changes in interest rates.

Management does not expect any material losses from these transactions, which include standby letters of credit at December 31, 2001 and 2000, of $8,373,000 and $6,829,000, respectively; commitments to extend credit of $62,870,000 and $51,409,000, respectively for revolving home equity lines; $144,237,000 and $120,610,000, respectively for commercial and real estate loans; $40,200,000 and $33,534,000, respectively, for consumer loans.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amounts of those instruments. The Banks use the same stringent credit policies in extending these commitments as they do for recorded financial instruments and control their exposure to loss through credit approval and monitoring procedures. These commitments are generally issued for one year or less, often expire without being drawn upon, and often are secured with appropriate collateral.

The Banks offer commercial, mortgage and consumer credit products to their customers in the normal course of business, which are detailed in note 4. These products represent a diversified credit portfolio and are generally issued to borrowers within the Banks' branch office systems in eastern Pennsylvania. The ability of the customers to repay their credits is, to some extent, dependent upon the economy in the Banks' market areas.

14 / REGULATORY CAPITAL

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
As of December 31, 2001	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk weighted assets):						
Corporation	$ 205,743	13.23%	$ 124,445	8.00%	$ —	—
Harleysville National Bank and Trust Co.	118,782	10.46%	90,862	8.00%	113,578	10.00%
Citizens National Bank	39,888	13.91%	22,936	8.00%	28,669	10.00%
Security National Bank	15,132	12.53%	9,661	8.00%	12,076	10.00%
Tier 1 Capital (to risk weighted assets):						
Corporation	$ 189,423	12.18%	$ 62,222	4.00%	$ —	—
Harleysville National Bank and Trust Co.	108,939	9.59%	45,431	4.00%	68,147	6.00%
Citizens National Bank	36,297	12.66%	11,468	4.00%	17,202	6.00%
Security National Bank	13,622	11.28%	4,830	4.00%	7,246	6.00%
Tier 1 Capital (to average assets):						
Corporation	$ 189,423	8.71%	$ 87,040	4.00%	$ —	—
Harleysville National Bank and Trust Co.	108,939	6.91%	63,024	4.00%	78,780	5.00%
Citizens National Bank	36,297	8.45%	17,182	4.00%	21,477	5.00%
Security National Bank	13,622	8.44%	6,455	4.00%	8,069	5.00%

(Dollars in thousands)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision	
As of December 31, 2000	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital (to risk weighted assets):						
Corporation	$ 186,989	13.35%	$ 112,063	8.00%	$ —	—
Harleysville National Bank and Trust Co.	106,549	10.46%	81,461	8.00%	101,826	10.00%
Citizens National Bank	37,622	14.36%	20,955	8.00%	26,193	10.00%
Security National Bank	13,553	12.65%	8,572	8.00%	10,715	10.00%
Tier 1 Capital (to risk weighted assets):						
Corporation	$ 171,226	12.22%	$ 56,031	4.00%	$ —	—
Harleysville National Bank and Trust Co.	95,980	9.43%	40,731	4.00%	61,096	6.00%
Citizens National Bank	34,344	13.11%	10,477	4.00%	15,716	6.00%
Security National Bank	12,509	11.67%	4,286	4.00%	6,429	6.00%
Tier 1 Capital (to average assets):						
Corporation	$ 171,226	8.97%	$ 76,313	4.00%	$ —	—
Harleysville National Bank and Trust Co.	95,980	7.12%	53,932	4.00%	67,415	5.00%
Citizens National Bank	34,344	8.51%	16,147	4.00%	20,183	5.00%
Security National Bank	12,509	8.70%	5,754	4.00%	7,193	5.00%

(continued)

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory-and possibly additional discretionary-actions by regulators that, if undertaken, could have a direct material affect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table) of total and Tier 1 capital to risk-weighted assets. Management believes, as of December 31, 2001, that the Banks meet all capital adequacy requirements to which they are subject. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events that have occurred that management believes have changed the institutions' category.

The National Banking Laws require the approval of the Office of the Comptroller of the Currency if the total of all dividends declared by a national bank in any calendar year exceed the net profits of the bank (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, the Banks may declare dividends in 2002 of approximately $32,000,000 plus an amount equal to the net profits of the Banks in 2002 up to the date of any such dividend declaration.

Additionally, banking regulations limit the amount of investments, loans, extensions of credit and advances that one subsidiary bank can make to the Corporation at any time to 10% and in the aggregate 20% of the Banks' capital stock and surplus. These regulations also require that any such investment, loan, extension of credit or advance be secured by securities having a market value in excess of the amount thereof. At December 31, 2001, there were no investments, loans, extensions of credit or advances from any of the Banks to the Corporation.

15 / FAIR VALUE OF FINANCIAL INSTRUMENTS

SFAS No. 107 "Disclosures about Fair Values of Financial Instruments," requires disclosure of the estimated fair value of an entity's assets and liabilities considered to be financial instruments. For the Corporation, as for most financial institutions, the majority of its assets and liabilities are considered financial instruments as defined in SFAS No. 107. However, many such instruments lack an available trading market, as characterized by a willing buyer and seller engaging in an exchange transaction. Also, it is the Corporation's general practice and intent to hold its financial instruments to maturity and not to engage in trading or sales activities, except for certain loans and investments. Therefore, the Corporation had to use significant estimates and present value calculations to prepare this disclosure.

Changes in the assumptions or methodologies used to estimate fair values may materially affect the estimated amounts. Also, management is concerned that there may not be reasonable comparability between institutions due to the wide range of permitted assumptions and methodologies in the absence of active markets. This lack of uniformity gives rise to a high degree of subjectivity in estimating financial instrument fair values.

Estimated fair values have been determined by the Corporation using the best available data and an estimation methodology suitable for each category of financial instruments. The estimation methodologies used, the estimated fair values and recorded book balances at December 31, 2001 and 2000 are outlined as follows:

For cash and due from banks, interest-bearing deposits in banks and federal funds sold, the recorded book values of $82,624,000 and $55,525,000 at December 31, 2001 and 2000, respectively, approximate fair values. The estimated fair values of investment securities are based on quoted market prices, if available. Estimated fair values are based on quoted market prices of comparable instruments if quoted market prices are not available.

The loan portfolio, net of unearned income, at December 31, 2001 and 2000, has been valued using a present value discounted cash flow analysis where market prices were not available. The discount rate used in these calculations is the estimated current market rate adjusted for credit risk. The carrying value approximates its fair value.

	2001	
	Carrying Amount	Estimated Fair Value
Investment securities	**$ 732,470,000**	**$ 733,153,000**
Loans, net	**$ 1,316,609,000**	**$ 1,353,400,000**

	2000	
	Carrying Amount	Estimated Fair Value
Investment securities	$ 601,460,000	$ 602,220,000
Loans, net	$ 1,212,055,000	$ 1,207,034,000

The estimated fair values of demand deposits (i.e., interest and noninterest-bearing checking accounts, savings and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date. The carrying amount of accrued interest receivable and payable approximates fair value.

	2001	
	Carrying Amount	Estimated Fair Value
Time deposits	**$ 723,894,000**	**$ 744,810,000**

	2000	
	Carrying Amount	Estimated Fair Value
Time deposits	$ 602,942,000	$ 604,664,000

The fair values of demand notes, borrowings, and securities sold under agreements to repurchase of $210,820,000 and $231,388,000 at December 31, 2001 and 2000, respectively, approximate their recorded book balances.

The fair value of commitments to extend credit is estimated based on the amount of unamortized deferred loan commitment fees. The fair value of letters of credit is based on the amount of unearned fees plus the estimated cost to terminate the letters of credit. Fair values of unrecognized financial instruments including commitments to extend credit and the fair value of letters of credit are considered immaterial.

(continued)

16 / CONDENSED FINANCIAL INFORMATION — PARENT COMPANY ONLY

Condensed financial statements of Harleysville National Corporation follow:

CONDENSED BALANCE SHEETS

(Dollars in thousands)

	December 31, 2001	December 31, 2000
Assets:		
Cash	$ 1,526	$ 651
Investments in subsidiaries	192,821	172,880
Other assets	144	—
Total assets	$ 194,491	$ 173,531
Liabilities and shareholders' equity:		
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	$ 5,000	$ —
Other liabilities	142	(5)
Total liabilities	5,142	(5)
Shareholders' equity:		
Common stock	18,571	9,254
Additional paid in capital	71,419	79,869
Retained earnings	100,171	83,244
Treasury stock	(5,346)	(253)
Net unrealized gain on investment securities available for sale	4,534	1,422
Total shareholders' equity	189,349	173,536
Total liabilities and shareholders' equity	$ 194,491	$ 173,531

CONDENSED STATEMENTS OF INCOME

(Dollars in thousands)

	Year Ended December 31, 2001	2000	1999
Dividends from banks	$ 12,293	$ 14,575	$ 21,650
Investment income	8	—	—
Total operating income	12,301	14,575	21,650
Interest on subordinate debt	451	—	—
Other expenses	22	14	19
Total operating expenses	473	14	19
Income before income tax expense and equity in undistributed net income of banks	11,828	14,561	21,631
Income tax expense	(163)	(5)	(7)
Income before equity in undistributed net income of banks	11,991	14,566	21,638
Equity in undistributed net income of banks	16,829	11,038	1,600
Net income	$ 28,820	$ 25,604	$ 23,238

CONDENSED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended December 31, 2001	2000	1999
Operating activities:			
Net income	$ 28,820	$ 25,604	$ 23,238
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of banks	(16,829)	(11,038)	(1,600)
Net increase in assets	(144)	—	—
Net increase (decrease) in other liabilities	147	(5)	(446)
Net cash provided by operating activities	11,994	14,561	21,192
Investing activities:			
Capital contributions made to the banks	—	(3,000)	(12,000)
Net cash (used in) provided by investing activities	—	(3,000)	(12,000)
Financing activities:			
Proceeds from issuance of Long-term debt	5,000	—	—
Cash dividends and fractional shares	(11,893)	(10,430)	(9,375)
Dividend reinvestment	—	—	(49)
Repurchase of common stock	(5,093)	(578)	—
Stock options and awards	867	47	39
Net cash used in financing activities	(11,119)	(10,961)	(9,385)
Net increase (decrease) in cash	875	600	(193)
Cash and cash equivalents at beginning of year	651	51	244
Cash and cash equivalents at end of year	$ 1,526	$ 651	$ 51

(continued)

17 / QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is the summarized (unaudited) consolidated quarterly financial data of the Corporation which, in the opinion of management, reflects all adjustments, consisting only of normal recurring adjustments, necessary for fair presentation of the Corporation's results of operations:

(Dollars in thousands, except per share information)

	Three Months Ended			
2001:	March 31	June 30	Sept. 30	Dec. 31
Interest income	$ 34,509	$ 34,537	$ 35,009	$ 34,624
Net interest income	17,151	18,058	18,766	19,767
Provision for losses	647	962	1,353	968
Noninterest income	4,192	5,121	6,256	6,656
Operating expenses	12,465	13,240	13,744	15,594
Income before income tax expense	8,231	8,977	9,925	9,861
Income tax expense	1,700	1,856	2,302	2,316
Net income	$ 6,531	$ 7,121	$ 7,623	$ 7,545
Net income per share				
Basic	$ 0.35	$ 0.39	$ 0.42	$ 0.41
Diluted	$ 0.35	$ 0.38	$ 0.41	$ 0.40

	Three Months Ended			
2000:	March 31	June 30	Sept. 30	Dec. 31
Interest income	$ 31,423	$ 32,343	$ 33,593	$ 34,452
Net interest income	16,343	16,716	16,531	16,447
Provision for losses	506	549	581	676
Noninterest income	2,654	2,857	3,248	3,447
Operating expenses	10,929	11,647	11,004	11,097
Income before income tax expense	7,562	7,377	8,194	8,121
Income tax expense	1,517	1,070	1,454	1,609
Net income	$ 6,045	$ 6,307	$ 6,740	$ 6,512
Net income per share				
Basic	$ 0.33	$ 0.34	$ 0.36	$ 0.35
Diluted	$ 0.33	$ 0.34	$ 0.36	$ 0.35

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS, HARLEYSVILLE NATIONAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Harleysville National Corporation and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the following consolidated financial statements present fairly, in all material respects, the consolidated financial position of Harleysville National Corporation and Subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Grant Thornton LLP
Philadelphia, Pennsylvania
January 9, 2002

Consolidated Summary of Operations

(Dollars in thousands, except per share data and average shares outstanding)	*Year Ended December 31,*				
	2001	2000	1999	1998	1997
Income And Expense					
Interest income	$ **138,679**	$ 131,811	$ 114,167	$ 102,005	$ 94,114
Interest expense	**64,937**	65,774	50,649	44,372	39,989
Net interest income	**73,742**	66,037	63,518	57,633	54,125
Provision for loan losses	**3,930**	2,312	2,153	2,288	2,652
Net interest income after provision for loan losses	**69,812**	63,725	61,365	55,345	51,473
Noninterest income	**22,225**	12,206	10,535	10,520	7,961
Noninterest expense	**55,043**	44,677	41,976	38,446	33,522
Income before income tax expense	**36,994**	31,254	29,924	27,419	25,912
Income tax expense	**8,174**	5,650	6,686	6,661	6,883
Net income	$ **28,820**	$ 25,604	$ 23,238	$ 20,758	$ 19,029
Per Share*					
Basic	$ **1.57**	$ 1.38	$ 1.25	$ 1.12	$ 1.03
Diluted	**1.54**	1.38	1.25	1.12	1.03
Cash dividends paid	**0.65**	0.57	0.51	0.45	0.41
Basic average shares outstanding	**18,305,956**	18,537,362	18,546,794	18,525,638	18,477,218
Diluted average shares outstanding	**18,760,918**	18,558,546	18,570,482	18,556,388	18,491,408
Average Balance Sheet					
Loans	$ **1,264,750**	$ 1,166,684	$ 1,031,055	$ 894,758	$ 815,891
Investments	**660,983**	562,508	515,006	427,850	357,749
Other interest-earning assets	**19,228**	9,876	20,133	31,698	34,477
Total assets	**2,058,738**	1,843,525	1,639,041	1,413,772	1,271,153
Deposits	**1,599,515**	1,436,781	1,267,936	1,144,822	1,045,309
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	**4,204**	—	—	—	—
Other interest-bearing liabilities	**222,043**	218,811	194,887	99,416	71,568
Shareholders' equity	**182,178**	154,547	148,636	142,959	129,758
Balance Sheet At Year-End					
Loans	$ **1,316,609**	$ 1,212,055	$ 1,118,816	$ 956,867	$ 852,386
Investments	**732,470**	601,460	530,895	491,942	372,760
Other interest-earning assets	**19,650**	3,507	13,837	23,886	21,463
Total assets	**2,208,971**	1,935,213	1,767,667	1,541,449	1,313,443
Deposits	**1,746,862**	1,489,050	1,341,437	1,211,326	1,087,253
Guaranteed preferred beneficial interest in Corporation's subordinated debentures	**5,000**	—	—	—	—
Other interest-bearing liabilities	**210,820**	231,388	251,597	151,628	64,400
Shareholders' equity	**189,349**	173,536	146,663	149,572	136,715

*Adjusted for 100% stock dividend effective 8/10/01 and 5% stock dividends effective 11/9/00, 9/30/99, and 6/30/97.

BALANCE SHEET ANALYSIS

The table below presents the major asset and liability categories on an average daily basis for the periods presented, along with interest income and expense, and key rates and yields.

Distribution Of Assets, Liabilities And Shareholders' Equity, Interest Rates And Interest Differential

	Year Ended December 31,								
	2001			2000			1999		
(Dollars in thousands)	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest	Average Balance	Average Rate	Interest
Assets									
Investment securities:									
Taxable investments	$ 455,096	6.02%	$ 27,376	$ 348,560	6.94%	$ 24,205	$ 305,163	6.39%	$ 19,485
Nontaxable investments (1)	205,887	7.49	15,412	213,948	7.46	15,962	209,843	7.44	15,613
Total investment securities	660,983	6.47	42,788	562,508	7.14	40,167	515,006	6.82	35,098
Loans (1) (2)	1,264,750	7.98	100,869	1,166,684	8.31	96,896	1,031,055	8.14	83,938
Other rate-sensitive assets	19,228	4.23	814	9,876	5.99	592	20,133	3.98	802
Total earning assets	1,944,961	7.43	144,471	1,739,068	7.92	137,655	1,566,194	7.65	119,838
Noninterest-earning assets	113,777	—	—	104,457	—	—	72,847	—	—
Total assets	$ 2,058,738	7.02%	$ 144,471	$ 1,843,525	7.47%	$ 137,655	$ 1,639,041	7.31%	$ 119,838
Liabilities And Shareholders' Equity									
Deposits:									
Demand	$ 219,368	—%	$ —	$ 204,778	—%	$ —	$ 192,659	—%	$ —
Savings	701,819	2.46	17,258	625,928	2.93	18,337	567,316	2.52	14,272
Time	678,328	5.49	37,216	606,075	5.73	34,747	507,961	5.26	26,712
Total	1,599,515	3.41	54,474	1,436,781	3.69	53,084	1,267,936	3.23	40,984
Borrowings and other interest-bearing liabilities	226,247	4.62	10,463	218,811	5.80	12,690	194,887	4.96	9,665
Other liabilities	50,798	—	—	33,386	—	—	27,582	—	—
Total liabilities	1,876,560	3.46	64,937	1,688,978	3.89	65,774	1,490,405	3.40	50,649
Shareholders' equity	182,178	—	—	154,547	—	—	148,636	—	—
Total liabilities and shareholders' equity	$ 2,058,738	3.15%	$ 64,937	$ 1,843,525	3.57%	$ 65,774	$ 1,639,041	3.09%	$ 50,649
Average effective rate on interest-bearing liabilities	$ 1,606,394	4.04%	$ 64,937	$ 1,450,814	4.53%	$ 65,774	$ 1,270,164	3.99%	$ 50,649

Interest Income/Earning Assets	$ 1,944,961	7.43%	$ 144,471	$ 1,739,068	7.92%	$ 137,655	$ 1,566,194	7.65%	$ 119,838
Interest Expense/Earning Assets	$ 1,944,961	3.34	$ 64,937	$ 1,739,068	3.78	$ 65,774	$ 1,566,194	3.23	$ 50,649
Effective Interest Differential		4.09%			4.14%			4.42%	

(1) The interest earned on nontaxable investment securities and loans is shown on a tax-equivalent basis.

(2) Nonaccrual loans have been included in the appropriate average loan balance category, but interest on nonaccrual loans has not been included for purposes of determining interest income.

(continued)

The following is management's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in its accompanying consolidated financial statements for the Corporation, the Banks, HNC Financial Company and HNC Reinsurance Company. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Banks' financial condition and results of operations. Current performance does not guarantee, and may not be indicative of similar performance in the future.

In addition to historical information, this document contains forward-looking statements. We have made forward-looking statements in this document that are subject to risks and uncertainties. Forward-looking statements include the information concerning possible or assumed future results of operations of Harleysville National Corporation and its subsidiaries. When we use words such as "believes," "expects," "anticipates," or similar expressions, we are making forward-looking statements.

Shareholders should note that many factors, some of which are discussed elsewhere in this document and in the documents that we incorporate by reference, could affect the future financial results of the Corporation and its subsidiaries and could cause those results to differ materially from those expressed in our forward-looking statements contained or incorporated by reference in this document. These factors include the following:

- operating, legal and regulatory risks;
- economic, political and competitive forces affecting our banking, securities, asset management and credit services businesses; and
- the risk that our analysis of these risks and forces could be incorrect and/or that the strategies developed to address them could be unsuccessful.

Introduction

The Corporation experienced record earnings during 2001, that were driven by the growth in both net interest income and other income. The increase in net interest income was primarily related to the growth in earning assets. The rise in other income was due to the gains on the sales of securities and an increase in fee based income. These increases in income were partially offset by a higher provision for loan losses, necessitated by an increase in loans charged-off, and an increase in expenses related to the sale of off-lease vehicles. The Corporation's net income of $28,820,000 in 2001, increased 12.6% compared to the $25,604,000 reported in 2000. Diluted earnings of $1.54 in 2001 increased 11.6% from $1.38 in 2000. Basic earnings per share in 2001 were $1.57 compared to $1.38 in 2000. Net interest income grew $7,705,000, as a result of the 11.8% rise in average earning assets. Other operating income rose $10,019,000, due primarily to higher security gains and fees generated from HNC Reinsurance Company, a reinsurer of consumer loan credit life and accident and health insurance.

Maintaining asset quality is paramount for the Banks. While the economic slowdown during 2001 impacted the loan quality at the Banks, they are still well positioned to cover inherent credit risks. Key loan quality performance ratios at December 31, 2001, reflected the impact of the economic slowdown. While still strong, they did experience a moderate weakening from the strong ratios recorded at December 31, 2000. The ratio of the allowance for loan losses to nonperforming assets of 223.4% at December 31, 2001, decreased from the 268.3% at December 31, 2000. The ratio of nonperforming assets to total loans and net assets acquired in foreclosure at December 31, 2001, of .53%, increased from the December 31, 2000, ratio of .47%.

Interest-Earning Assets and Interest-Bearing Liabilities

Average interest-earning assets were $1,944,961,000 in 2001, an increase of $205,893,000, or 11.8%, compared to $1,739,068,000 in 2000. The increase was evenly distributed between loans and investments. During 2001, the average balance of investments increased $98,475,000, or 17.5% and the loan portfolio grew $98,066,000, or 8.4%. Average interest-earning assets were $1,566,194,000 in 1999.

The level of average interest-bearing liabilities totaled $1,606,394,000 in 2001, an increase of $155,580,000, or 10.7%, compared to 2000. Contributing to this rise were increases in savings deposits, time deposits and other borrowings of $75,891,000, $72,253,000, and $7,436,000, respectively. Average interest-bearing liabilities were $1,270,164,000 in 1999.

Investment Securities

Statement of Financial Accounting (SFAS) Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," requires, among other things, that debt and equity securities classified as available for sale be reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. The net effect of unrealized gains or losses, caused by marking an available for sale portfolio to market, causes fluctuations in the level of shareholders' equity and equity-related financial ratios as market interest rates cause the fair value of fixed-rate securities to fluctuate.

The December 31, 2001, balance of investment securities of $732,470,000 grew $131,010,000, or 21.8%, over the December 31, 2000, balance of $601,460,000. The investment securities available for sale increased $135,752,000 and the investment securities held to maturity decreased $4,742,000 during 2001. The increase in the investments available for sale was funded by proceeds from the maturities and calls in the investment securities portfolios and through the increase in deposits during 2001.

Loans

Total loans grew $104,329,000 or 8.6%, from $1,209,605,000 at December 31, 2000, to $1,313,934,000 at December 31, 2001. The growth in loans was primarily the result of increases in real estate and commercial loans. During 2001, commercial loans, real estate and consumer loans grew $52,970,000, $48,060,000 and $11,770,000 respectively. The majority of the growth in real estate loans were in commercial mortgages. The growth in consumer loans was due to the growth in home equity lines of credit and direct installment loans, partially offset by a reduction in indirect automobile dealer loans. The reduction in indirect automobile dealer loans was primarily related to the financing incentives offered by the vehicle manufacturers and the overall increased competition in this market segment during 2001. Residential mortgages sold during 2001 were $36,116,000 compared to $7,690,000 in 2000. This increase in sales during 2001 was attributed to the lower interest rates that stimulated home sales and refinancing, and the positioning of our mortgage products to meet the demands of our customers.

The Banks have no concentration of loans to individual borrowers which exceeded 10% of total loans at December 31, 2001 and 2000. As of December 31, 2001, the Banks have a concentration of indirect consumer loans (11% of total loans) included in the consumer loans classification. The Banks actively monitor the risk of this loan concentration. The Banks have no foreign loans, and the impact of nonaccrual, restructured troubled debt and delinquent loans on total interest income was not material.

A loan is generally classified as nonaccrual when principal or interest has consistently been in default for a period of 90 days or more or because of a deterioration in the financial condition of the borrower or payment in full of principal or interest is not expected. Delinquent loans past due 90 days or more and still accruing interest are loans that are generally well-secured and expected to be restored to a current status in the near future.

The economic slowdown had an impact on the loan quality during 2001, nonetheless, the Banks continued to maintain a high quality loan portfolio. Nonperforming assets (nonaccruing loans and net assets in

(continued)

foreclosure) were 0.53% of total loans and net assets acquired in foreclosure at December 31, 2001, compared to 0.47% at December 31, 2000, and 0.50% at December 31, 1999. The ratio of the allowance to nonperforming assets was 223.4% at December 31, 2001, compared to 268.3% at December 31, 2000, and 266.3% at December 31, 1999.

Nonaccruing loans of $6,354,000 at December 31, 2001, increased $984,000 from the December 31, 2000, balance of $5,370,000. A rise in nonaccruing commercial loans, indirect consumer loans and leases was responsible for this increase. The December 31, 2000, balance of nonaccrual loans was $1,680,000 more than the December 31, 1999, balance of $3,690,000.

Net assets in foreclosure totaled $609,000 as of December 31, 2001, an increase of $321,000 from the December 31, 2000, balance of $288,000. During 2001, sales of foreclosed properties totaled $1,349,000, transfers from loans to assets in foreclosure were $1,714,000 and write-downs of assets in foreclosure equaled $44,000. Efforts to liquidate assets acquired in foreclosure are proceeding as quickly as potential buyers can be located and legal constraints permit. Generally accepted accounting principles require foreclosed assets to be carried at the lower of cost (lesser of carrying value of asset or fair value at date of acquisition) or estimated fair value, less selling costs..

Loans past due 90 days or more and still accruing interest are loans that are generally well secured and are in the process of collection. As of December 31, 2001, loans past due 90 days or more and still accruing interest were $1,926,000, compared to $514,000 as of December 31, 2000. This increase was a result of a rise in real estate related loans past due 90 days.

The Banks use the reserve method of accounting for credit losses. The balance in the allowance for loans and lease losses is determined based on management's review and evaluation of the loan portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including management's assumptions as to future delinquencies, recoveries and losses. Additions to the allowances are charged to operations. The allowance for loan losses grew 2.3% from $15,210,000 at December 31, 2000, to $15,558,000 at December 31, 2001. The allowance for loan losses to nonperforming assets at December 31, 2001 was 223.4%, compared to 268.3% at December 31, 2000.

	Year Ended December 31,		
	2001	2000	1999
Nonperforming assets	**$ 6,963,000**	$5,670,000	$5,591,000
Allowance for loan losses to nonperforming assets	**223.4%**	268.3%	266.3%
Nonperforming assets to total loans and net assets acquired in foreclosure	**0.53%**	0.47%	0.50%
Allowance for loan losses to total loans	**1.18%**	1.25%	1.33%

Deposits and Borrowings and Other Interest-Bearing Liabilities

Deposits and other borrowings are the primary funding sources of the Corporation. A rise in deposits was partially offset by a reduction in other borrowings. Total deposits of $1,746,862,000 at December 31, 2001, increased $257,812,000, or 17.3%, from the $1,489,050,000 balance at December 31, 2000. The Corporation reported increases in all deposit categories during 2001. The growth in money market accounts and time deposits during this period were the primary source of this increase. Money market deposits grew $86,268,000 as a result of the introduction of new higher rate money market products during 2001. Time deposits under $100,000 increased $59,271,000 and time deposits greater than $100,000 grew $61,681,000. The growth in time deposits over $100,000 was primarily due to the Banks efforts to build strong deposit relationships with local municipalities and school districts. Noninterest-bearing deposits grew $27,192,000, savings accounts increased $18,051,000 and interest-bearing checking accounts rose $5,349,000.

Other borrowings experienced a decrease of $20,568,000 during 2001. A reduction in federal funds purchased of $44,500,000 was offset by increases in the remaining other borrowings categories. Federal Home Loan Bank borrowings, securities sold under agreements to repurchase and U.S. Treasury demand notes increased $17,000,000, $6,310,000 and $622,000, respectively. Borrowings and other interest-bearing liabilities include federal funds purchased, FHLB borrowings, securities sold under agreements to repurchase and U.S. Treasury demand notes.

(continued)

Results of Operations

Net income for 2001 of $28,820,000 increased $3,216,000, or 12.6% from the 2000 net income of $25,604,000. On a per share basis, diluted earnings were $1.54 in 2001 and $1.38 in 2000. Basic earnings per share were $1.57 in 2001 compared to $1.38 in 2000. Net income increased in 2000 by $2,366,000, or 10.2% over 1999.

The return on average shareholders' equity was 15.82% for 2001, compared to 16.57% for 2000 and 15.63% in 1999. The 2001 return on average assets of 1.40% increased from the 2000 return on average asset rate of 1.39%. The 1999 return on average assets was 1.42%. Net income is affected by five major elements: (1) net interest income, or the difference between interest income earned on loans and investments and interest expense paid on deposits and borrowed funds; (2) the provision for loan losses, or the amount added to the allowance for loan losses to provide reserves for future losses on loans; (3) other operating income, which is made up primarily of certain service fees and Investment Management and Trust Services income; (4) other operating expenses, which consist primarily of salaries and other operating expenses; and (5) income taxes. Each of these major elements is reviewed in more detail in the following discussion.

Net Interest Income

The 2001 net interest income of $73,742,000 increased $7,705,000, or 11.7%, from 2000 levels. Net interest income was $66,037,000 in 2000, which was 4.0% higher than the $63,518,000 reported in 1999. The rise in net interest income during 2001 is a direct result of both an 11.8% increase in earning assets and the stability of the net interest margin.

The 2001 interest income of $138,679,000 grew $6,868,000, or 5.2%, from the $131,811,000 2000 balance. The increase in interest income is the result of the growth in both average loans and investment securities during this period, offset by lower rates related to the Federal Reserve lowering interest rates 475 basis points during 2001. Interest expense in 2001 of $64,937,000 was $837,000, or 1.3% lower than the 2000 interest expense of $65,774,000. This decrease was the result of the reduction in interest rates outpacing the interest expense related to the 10.7% rise in average interest-bearing liabilities. Interest expense was also affected by the funding of the bank-owned life insurance (BOLI) with deposits during 2001. The Banks' average investment in BOLI increased $7,693,000 in 2001 to $39,161,000. While the cost of funding BOLI is recorded as interest expense, BOLI income is recorded as other operating income.

Net Interest Margin

The 2001 net interest margin of 4.09% was lower than the net interest margins for 2000 and 1999 of 4.14% and 4.42%, respectively. The lower net interest margin experienced in 2001 is related to the funding of the BOLI with bank deposits and the lower yield experienced on earning assets. The impact of funding the additional BOLI purchased during 2001 reduced the net interest margin by 2 basis points in 2001, compared to 2000. The tax-equivalent yield on total interest-earning assets decreased 49 basis points from 7.92% in 2000 to 7.43% in 2001. This reduction is primarily due to the impact of the decrease in interest rates during this period. The 2001 average interest expense to average earning assets ratio of 3.34%, decreased 44 basis points from 2000. The 49 basis point drop in the yield on earning assets, outpaced the 44 basis point drop in interest expense to earnings assets ratio, resulting in the 5 basis point drop in the 2001 net interest margin, compared to 2000. The tax-equivalent yield on total interest-earnings assets in 1999 was 7.65% and the 1999 cost of interest-bearing liabilities was 3.99%.

Interest Rate Sensitivity Analysis

The Corporation actively manages its interest rate sensitivity positions. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve consistent growth in net interest income. The Asset/Liability Committee, using policies and procedures approved by the Corporation's Board of Directors, is responsible for managing the rate sensitivity position. The Corporation manages interest rate sensitivity by changing mix and repricing characteristics of its assets and liabilities, through the management of its investment securities portfolio, its offering of loan and deposit terms and through borrowings from the FHLB. The nature of the Corporation's current operations is such that it is not subject to foreign currency exchange or commodity price risk. The Corporation does not own trading assets and it does not have any hedging transactions in place such as interest rate swaps, caps or floors.

The Banks utilize three principal reports to measure interest rate risk: asset/liability simulation reports; gap analysis reports; and net interest margin reports. The table below shows the interest rate sensitivity gap position as of December 31, 2001. The table presents data at a single point in time and includes management assumptions estimating the prepayment rate and the interest rate environment prevailing at December 31, 2001. Money market, interest-bearing checking, and savings accounts are considered stable sources of funds, and although the rates are subject to change, rates on these accounts historically have not changed as quickly or as often as the other deposits included in the following analysis. On a cumulative basis over the next 12 months, the Banks are in a negative gap position of (1.22%) of earning assets at December 31, 2001.

(continued)

(Dollars in thousands)

	Interest Rate Sensitivity Gap Position as of December 31, 2001			
	0 to 90 days	91 to 365 days	>1 year <5 years	Over 5 years
Assets				
Other rate-sensitive assets	$ 18,150	$ 1,500	$ —	$ —
Loans	410,345	358,605	489,279	58,380
Investment securities	63,625	123,568	274,653	263,649
Total rate-sensitive assets	492,120	483,673	763,932	322,029
Liabilities				
Noninterest-bearing deposits	254,638	—	—	—
Time deposits	205,758	303,233	214,846	57
Money market savings funds	12,597	37,790	201,546	167,957
Interest-bearing checking accounts	5,075	15,224	81,195	67,662
Savings accounts	5,378	16,136	86,056	71,714
Other borrowings	127,070	18,000	53,750	17,000
Total rate-sensitive liabilities	610,516	390,383	637,393	324,390
Incremental gap	$ (118,396)	$ 93,290	$ 126,539	$ (2,361)
Cumulative gap	$ (118,396)	$ (25,106)	$ 101,433	$ 99,072
% of earning assets	-5.74%	-1.22%	4.92%	4.81%

	Market Value of Equity	Change in Market Value of Equity	Percentage Change	Asset/Liability Policy Approved Percent Change
+300 Basis Points	206,832	(17,581)	-7.83%	+/- 30%
+200 Basis Points	225,691	1,278	0.57%	+/- 30%
+100 Basis Points	232,046	7,633	3.40%	+/- 30%
Flat Rate	224,413	—	0.00%	+/- 30%
-100 Basis Points	188,219	(36,194)	-16.13%	+/- 30%
-200 Basis Points	161,329	(63,084)	-28.11%	+/- 30%
-300 Basis Points	184,187	(40,226)	-17.92%	+/- 30%

(continued)

Management also simulates possible economic conditions and interest rate scenarios in order to quantify the impact on net interest income. The effect that changing interest rates have on the Corporation's net interest income is simulated by increasing and decreasing interest rates. This simulation is known as rate shocking. The report above forecasts changes in the Corporation's market value of equity under alternative interest rate environments. The market value of equity is defined as the net present value of the Corporation's existing assets and liabilities. The results of the December 31, 2001, rate shock simulations show that the Corporation is within all guidelines set by the Corporation's Asset/Liability policy.

In the event the Corporation should experience a mismatch in its desired GAP ranges or an excessive decline in its market value of equity resulting from changes in interest rates, it has a number of options which it could utilize to remedy such a mismatch. The Corporation could restructure its investment portfolio through the sale or purchase of securities with more favorable repricing attributes. It could also emphasize loan products with appropriate maturities or repricing attributes, or attract deposits or obtain borrowings with desired maturities.

Provision for Loan Losses

The provision for loan losses is based on management's analysis of the adequacy of the allowance for loan losses. In its evaluation, management considers past loan experience, overall characteristics of the loan portfolio, current economic conditions and other relevant factors. Based on the latest monthly evaluation of potential loan losses, the allowance is adequate to absorb known and inherent losses in the loan portfolio. Ultimately however, the adequacy of the allowance is largely dependent upon the economy, a factor beyond the Corporation's control. With this in mind, additions to the allowance for loan losses may be required in future periods, especially if economic trends worsen or certain borrowers' abilities to repay decline.

The provision for 2001 of $3,930,000, reflected an increase of $1,618,000, compared to the 2000 provision of $2,312,000. The increase in the provision during 2001 is based on management's analysis of the adequacy of the loan portfolio. The allowance for loan losses to nonperforming assets ratio for December 31, 2001, 2000 and 1999 were 223.4%, 268.3%, and 266.3%, respectively. Total loans charged off increased from $2,653,000 in 2000 to $4,661,000 in 2001. The increase in the loans charged off was primarily due to consumer loans and lease financing. Recoveries of $1,079,000 during 2001 increased from the 2000 recoveries of $664,000. The increase in recoveries is related to consumer loans, real estate loans and leases. The charged off loans and recoveries for 1999 were $1,799,000 and $288,000, respectively.

Other Income

The Corporation successfully employed strategies to enhance other income during 2001. These strategies include the initiation of the Bounce Protection® product, the establishment of the retail investment group and the formation of HNC Reinsurance Company. Other operating income in 2001 of $22,225,000 increased $10,019,000, or 82.1%, compared to the 2000 level of $12,206,000. The Corporation experienced significant increases in all other income categories. Net security gains, other income, service charges, BOLI income and trust income exceeded 2000 levels by $4,577,000, $2,953,000, $1,638,000, $528,000 and $323,000, respectively. Excluding the net security gains, other income nonetheless grew 44.8% during 2001.

Service charges on deposit accounts income of $5,470,000 in 2001 increased $1,638,000, or 42.7%, from the 2000 income from service charges on deposit accounts of $3,832,000. The growth in service charges during 2001 is attributed to the 10.9% rise in average fee earning deposits and the introduction of a new overdraft Bounce Protection® product in March 2001. The growth in overdraft fees during 2001 was $1,417,000, compared to 2000. The 2000 service charges grew only 1.6% over 1999 service charges. This low growth rate in 2000 was the result of a reduction in fees associated with merger related promotions.

The Corporation recorded net security gains on the sale of securities available for sale of $4,629,000 in 2001, compared to $52,000 in 2000. The Corporation sold the investment securities available for sale to fund the purchase of other securities in an effort to enhance the overall return of the portfolio and to reduce the risk within different interest rate environments. The 1999 net security gains were $495,000.

Fees from the Corporation's Investment Management and Trust Division of $3,300,000 increased $323,000, or 10.8%, compared to the $2,977,000 recorded in 2000. This increase was the result of the Corporation's continuing emphasis on marketing the Investment Management and Trust Services Division's products and services. The 1999 Investment Management and Trust Division income was $2,643,000.

The Corporation's bank owned life insurance (BOLI) income increased $528,000, or 27.2%, to $2,472,000 during 2001, compared to $1,944,000 in 2000. This increase was directly related to the 24.4% growth in the Corporation's average investment in BOLI during 2001. BOLI involves the purchasing of life insurance by the Corporation on a chosen group of employees. The Corporation is the owner and beneficiary of the policies. This pool of insurance, due to tax advantages to the Banks, is profitable to the Corporation. This profitability is used to offset a portion of future employee benefit cost increases. Bank deposits fund BOLI and the earnings from BOLI are recognized as other income. The Corporation recognized $526,000 of BOLI income in 1999.

The 2001 other income increased $2,953,000 during 2001, from $3,401,000 in 2000 to $6,354,000 in 2001. The primary source of this increase was the generation of $1,772,000 of fees related to HNC Reinsurance Company. HNC Reinsurance Company was formed during 2001 to generate fees through reinsuring consumer loan credit life and accident and health insurance. The fees generated from HNC Reinsurance Company were partially offset by $1,618,000 of expenses associated with the company that are recorded in other expenses. Also contributing to the increase in other income were increases in mutual funds and annuities sales, and residential mortgage loan sales. Other income in 1999 was $3,100,000.

Other Expenses

The Corporation's 2001, overhead expense as a percentage of average assets of 2.67% increased from the 2000 ratio of 2.42%. The ratio remains well below its peer ratio of 2.98% as of September 30, 2001. Other operating expenses rose to $55,043,000 in 2001, a 23.2% increase over the $44,677,000 recorded in 2000. Contributing to this rise in other operating expenses was a $3,475,000 increase in the off lease vehicles residual reserve, and $1,618,000 of expenses related to HNC Reinsurance Company. Net of these two expenses, other operating expense would have grown 11.8%. The increase in other operating expenses was 6.4% in 2000, compared to 1999.

Employee salaries and benefits increased $2,923,000, or 12.3%, from $23,745,000 in 2000 to $26,668,000 in 2001. The increase in 2001 salaries was 9.1% and the rise in benefits was 29.4%. The increase in salaries reflects additional staff necessitated by the growth of the Corporation, and both cost-of-living and merit increases. The rise in benefit expense is primarily due to a $702,000 pension expense in 2001, compared to no expense in 2000. The 2001 expense was primarily the result of an increase in employees qualifying for the pension plan during 2001. There was no expense related to the pension plan in 2000, as a result of the strong performance of the pension plan investments. The 2000 salaries and benefits expense increased 6.6% over the 1999 salary and benefits expense of $22,271,000.

(continued)

The 2001 net occupancy costs increased by $367,000, or 12.5%, compared with a $243,000, or 9.1%, increase in 2000. Contributing to the increase in 2001 were higher energy costs, increases in taxes and insurance, and a reduction in rental income. Equipment expenses increased $110,000, or 2.1%, during 2001, and $360,000, or 7.5%, in 2000. The 2001 increase was the result of higher maintenance and rental expenses, partially offset by lower depreciation expenses.

Other expenses grew $6,966,000, or 54.1%, from $12,871,000 in 2000 to $19,837,000 in 2001. The primary source of this increase was a $3,475,000 rise in the off-lease vehicles residual reserve expense. The Corporation reviews the off-lease vehicles residual reserve on a quarterly basis, and anticipates continued above normal expense contributions to the reserve continuing through 2002. Also contributing to the increase in other expense was $1,618,000 of expenses related to HNC Reinsurance Company, which was offset by $1,772,000 of related fees recorded as other income. Net of the increase in the off-lease vehicle residual reserve expense and the expenses related to HNC Reinsurance Company, the 2001 other expenses grew 14.6%. This increase was the result of higher advertising, marketing, deferred compensation expense and contributions expensed in 2001. The 2000 other expenses increased 5.1%, compared to 1999.

Income Taxes

The Corporation accounts for income taxes under the liability method specified by SFAS No. 109, "Accounting for Income Taxes." Under SFAS No. 109, deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. The principal types of accounts resulting in differences between assets and liabilities for financial statement and tax return purposes are the allowance for loan losses, leased assets, deferred loan fees and compensation.

(continued)

Capital, at the end of 2001, was $189,349,000, an increase of $15,813,000, or 9.1%, over the end of 2000. The increase was due to the retention of the Corporation's earnings, and to the adjustment for the net unrealized gains related to the available for sale investment securities. Net unrealized gains and losses on available for sale investment securities are recorded as accumulated other comprehensive income (loss) in the equity section of the balance sheet. The accumulated other comprehensive income at December 31, 2001, was a gain of $4,534,000, compared to a gain of $1,422,000 at December 31, 2000. Management believes that the Corporation's current capital position and liquidity position are strong and that its capital position is adequate to support its operations. Except as previously discussed, management is not aware of any recommendation by any regulatory authority, which, if it were to be implemented, would have a material effect on the Corporation's capital.

Pursuant to the federal regulators' risk-based capital adequacy guidelines, the components of capital are called Tier 1 and Tier 2 capital. For the Corporation, Tier 1 capital is shareholders' equity, and Tier 2 capital is the allowance for loan losses. The risk-based capital ratios are computed by dividing the components of capital by risk-adjusted assets. Risk-adjusted assets are determined by assigning credit risk-weighting factors from 0% to 100% to various categories of assets and off-balance-sheet financial instruments. The minimum for the Tier 1 capital ratio is 4.0%, and the total capital ratio (Tier 1 plus Tier 2 capital divided by risk-adjusted assets) minimum is 8.0%. At December 31, 2001, the Corporation's Tier 1 risk-adjusted capital ratio was 12.18%, and the total risk-adjusted capital ratio was 13.23%, both well above regulatory requirements. The risk-based capital ratios of each of the Corporation's commercial banks also exceeded regulatory requirements at the end of 2001.

To supplement the risk-based capital adequacy guidelines, the Federal Reserve Board (FRB) established a leverage ratio guideline. The leverage ratio consists of Tier 1 capital divided by quarterly average total assets, excluding intangible assets. The minimum leverage ratio guideline is 3% for banking organizations that do not anticipate significant growth and that have well-diversified risk, excellent asset quality, high liquidity, good earnings and, in general, are considered top-rated, strong banking organizations. Other banking organizations are expected to have ratios of at least 4% or 5%, depending upon their particular condition and growth plans. Higher leverage ratios could be required by the particular circumstances or risk profile of a given banking organization. The Corporation's leverage ratios were 8.71% and 8.97% at December 31, 2001 and 2000, respectively.

Under FDIC regulations, a "well capitalized" institution must have a leverage ratio of at least 5%, a Tier 1 risk-based capital ratio of at least 6% and a total risk-based capital ratio of at least 10% and not be subject to a capital directive order. To be considered "adequately capitalized" an institution must generally have a leverage ratio of at least 4%, a Tier 1 risk-based capital ratio of at least 4% and a total risk-based capital ratio of at least 8%. An institution is deemed to be "critically under capitalized" if it has a tangible equity ratio of 2% or less. As of December 31, 2001, the Banks are above the regulatory minimum guidelines and meet the criteria to be categorized as "well capitalized" institutions.

Liquidity

Liquidity is a measure of the ability of the Banks to meet their needs and obligations on a timely basis. For a bank, liquidity requires the ability to meet the day-to-day demands of deposit customers, and the ability to fulfill the needs of borrowing customers. Generally, the Banks arrange their mix of cash, money market investments, investment securities and loans in order to match the volatility, seasonality, interest sensitivity and growth trends of its deposit funds. The liquidity measurement is based on the asset/liability model's projection of potential sources and uses of funds for the next 120 days. The resulting projections as of December 31, 2001, show the potential sources of funds exceeding the potential uses of funds. The Corporation has external sources of funds, which can be drawn upon when funds are required. The primary source of external liquidity is an available line of credit with the FHLB of Pittsburgh. Unused lines of credit at the FHLB of Pittsburgh were $112,436,000, as of December 31, 2001. The Banks also have unused federal funds lines of credit of $45,000,000 and non-pledged investment securities available for sale of $274,506,000 as of December 31, 2001.

There are no known trends or any known demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in liquidity increasing or decreasing in any material way.

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

The following table sets forth quarterly dividend information and the high and low prices for the Corporation's common stock for 2001 and 2000. The Corporation's stock is traded in the over-the-counter market under the symbol "HNBC" and commonly quoted under NASDAQ National Market Systems.

Price of Common Stock

2001	Low Price	High Price	Dividend
First Quarter*	$ 16.94	$ 19.69	$ .15
Second Quarter*	18.13	22.38	.15
Third Quarter	19.90	26.69	.16
Fourth Quarter	20.95	25.81	.19

2000	Low Price	High Price	Dividend
First Quarter**	$ 11.31	$ 15.48	$ .13
Second Quarter**	12.23	15.60	.14
Third Quarter**	12.03	16.25	.14
Fourth Quarter*	13.63	17.35	.16

* Adjusted for a 100% stock dividend effective 8/10/01.
** Adjusted for a 100% stock dividend effective 8/10/01, and adjusted for a 5% stock dividend effective 11/09/00.

Harleysville National Corporation
483 Main Street, PO Box 195
Harleysville, PA 19438
Shareholder Services
(800) 423-3955
www.hncbank.com

Corporate Information
Copies of the Corporation's Annual Report to the Securities and Exchange Commission (Form 10-K) are available, without charge to shareholders, by going online to *www.hncbank.com* or by writing:

Jo Ann M. Bynon,
Corporate Secretary
483 Main Street, PO Box 195
Harleysville, PA 19438

Annual Meeting
The 2002 Annual Meeting of Shareholders of Harleysville National Corporation will be held at Presidential Caterers, Norristown, PA on April 9, 2002, at 9:30 A.M.

NASDAQ Market Makers
As of December 31, 2001, the following firms made a market in the Corporation's common stock:

F.J. Morrissey & Co., Inc.
Ferris, Baker, Watts, Inc.
Janney Montgomery LLC
Herzog, Heine, Geduld, Inc.
Ryan Beck & Co., Inc.

Stock Listing
Harleysville National Corporation common stock is traded over-the-counter under the symbol HNBC. The stock is commonly quoted under NASDAQ National Market Systems. At the close of business on December 31, 2001, there were 3,277 shareholders of record.

Dividend Reinvestment Plan
The Corporation has a Dividend Reinvestment and Stock Purchase Plan. Interested shareholders can obtain more information or register for this service by contacting American Stock Transfer & Trust Company at (800) 278-4353.

Shareholders not participating in the Dividend Reinvestment Plan may opt to have their dividends deposited directly into their checking or savings account at any financial institution participating in the Automated Clearing House (ACH) System. To register, contact American Stock Transfer & Trust Company at (800) 937-5449.

Auditors
Grant Thornton LLP
Two Commerce Square
2001 Market Street
Suite 3100
Philadelphia, PA 19103
(215) 561-4200

Registrar/Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
(800) 937-5449

Design
Paskill & Stapleton, Inc.

Printing
Piccari Press

HARLEYSVILLE NATIONAL CORPORATION

HARLEYSVILLE NATIONAL CORPORATION AND SUBSIDIARIES

The Board of Directors of Harleysville National Corporation

Walter E. Daller, Jr.
Chairman

William M. Yocum

Harold A. Herr

Palmer E. Retzlaff

Thomas S. McCready

Henry M. Pollak

LeeAnn Bergey

James A. Wimmer

Walter F. Vilsmeier
Director Emeritus

The Executive Officers of Harleysville National Corporation

Walter E. Daller, Jr.
President and Chief Executive Officer

D. M. Takes
Vice President

Vernon L. Hunsberger
Treasurer

Jo Ann M. Bynon
Secretary

The Board of Directors of Harleysville National Bank and Trust Company

Walter E. Daller, Jr.
Chairman

D. M. Takes
President and Chief Executive Officer

William M. Yocum

Harold A. Herr

Walter F. Vilsmeier
Director Emeritus

Palmer E. Retzlaff

LeeAnn Bergey

The Board of Directors of Citizens National Bank

Thomas S. McCready
Chairman

Thomas D. Oleksa
President and Chief Executive Officer

Walter E. Kruczek

Joseph J. Velitsky

Walter E. Daller, Jr.

D. M. Takes

Mark R. Fegley

Charles W. Stopp

Joseph G. Bechtel

James A. Wimmer

Linda P. Wimmer

The Board of Directors of Security National Bank

Ronald A. Dinnocenti
Chairman

Fred C. Reim, Jr.
President and Chief Executive Officer

Joseph M. Wheeler, Jr.

James F. Meade

S. Albert Kutz
Director Emeritus

Henry M. Pollak

Walter E. Daller, Jr.

D. M. Takes

John J. Buckley

The Senior Officers of Harleysville National Bank and Trust Company

Walter E. Daller, Jr.
Chairman

D. M. Takes
President and Chief Executive Officer

Mikkalya W. Murray
Executive Vice President Chief Credit Officer

Gregg J. Wagner
Executive Vice President Chief Financial Officer

Diane R. Brown
Senior Vice President

Jeane M. Coyle
Senior Vice President

David R. Crews
Senior Vice President

Dennis L. Detwiler
Senior Vice President

Bruce D. Fellman
Senior Vice President

Cathy Peifer Heckler
Senior Vice President

Clay T. Henry
Senior Vice President

Vernon L. Hunsberger
Senior Vice President

Linda C. Lockhart
Senior Vice President

Harry T. Weierbach
Senior Vice President

Joseph S. Babyak
Vice President

Jo Ann M. Bynon
Vice President

James R. Caldwell
Vice President

Joseph Chirik, Jr.
Vice President

Edward H. Cressman
Vice President

Mary Louise Dietz
Vice President

Tamra T. Garber
Vice President

Joseph A. Giunta
Vice President

Charles G. Hale
Vice President

Walter W. Henkel
Vice President

James D. Hilty
Vice President

Chris L. Holzer
Vice President

Robert H. Kreamer
Vice President

Bonnie P. Landis
Vice President

Rita M. Lightcap
Vice President

Matthew C. Lowery
Vice President

Linda A. Mackey
Vice President

Marguerite J. Means
Vice President

Jennifer G. Morris
Vice President

George Panos
Vice President

Robert L. Reilly
Vice President

Dale A. Sandt
Vice President

Bruce W. Shively
Vice President

Dean L. Shollenberger
Vice President

Kenneth R. Stoudt
Vice President

Jonathan M. Williams
Vice President

H. Steen Woodland
Vice President

Tracie A. Young
Vice President

The Senior Officers of Citizens National Bank

Thomas D. Oleksa
President and Chief Executive Officer

Dennis J. Sharkazy
Senior Vice President

Thomas M. Didato
Vice President

Lonnie F. Green
Vice President

Maurice J. Infante
Vice President

Hans G. Kuring
Vice President

Stephanie L. Phillips
Vice President

Martha A. Rex
Vice President

Leon A. Rodenbach
Vice President

Carson R. Sell
Vice President

Ronald J. Steber
Vice President

The Senior Officers of Security National Bank

Fred C. Reim, Jr.
President and Chief Executive Officer

Allen R. Loeb
Senior Vice President

Timothy B. Canfield
Vice President

Marlene F. Duchak
Vice President

Linda L. Neiman
Vice President

The banks of Harleysville National Corporation have 39 locations throughout Eastern Pennsylvania.


PENNSYLVANIA
Wayne
Monroe
Carbon
Northampton
Schuylkill
Lehigh
Berks
Bucks
Montgomery
▲ Citizens National Bank Locations
● Harleysville National Bank Locations
■ Security National Bank Locations

For directions to any of our offices, or for information about our products and services, call 1-888-462-2100 or visit us online: www.hncbank.com

Harleysville National Corporation and Its Wholly Owned Subsidiaries